Exhibit 99.2

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MOBILE CHARGING GROUP HOLDINGS LIMITED

MOBILE CHARGING INVESTMENT LIMITED

MOBILE CHARGING MERGER LIMITED

and

SMART SHARE GLOBAL LIMITED

Dated as of August 1, 2025

TABLE OF CONTENTS

i

ii

Schedule 9.03:	Rollover Shareholders and Rollover Shares

Exhibit A:	Plan of Merger

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of August 1, 2025 ( this “Agreement”), is entered into by and among Mobile Charging Group Holdings Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Parent”), Mobile Charging Investment Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly-owned Subsidiary of Parent (“MidCo”), Mobile Charging Merger Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly-owned Subsidiary of MidCo (“Merger Sub”), and Smart Share Global Limited, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and having its registered office at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company” and, together with Parent, MidCo and Merger Sub, the “Parties” and each, a “Party”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in Section 9.03.

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “CICA”), Parent and the Company intend to enter into a transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company and becoming a wholly-owned Subsidiary of MidCo as a result of the Merger (the “Surviving Company”);

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee established by the Company Board consisting of independent directors of the Company that are not affiliated with Parent, MidCo or Merger Sub and are not members of the management of the Company (the “Special Committee”), has (a) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement, the Plan of Merger and any other Transaction Document to which the Company is a party, and consummate the transactions contemplated hereunder and thereunder, including the Merger (collectively, the “Transactions”), (b) authorized and approved the execution, delivery and performance of this Agreement, the Plan of Merger and any other Transaction Document to which the Company is a party, and the consummation of the Transactions, including the Merger, and (c) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, by the holders of Shares at the Shareholders’ Meeting and direct that this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted to a vote of the holders of Shares for authorization and approval;

WHEREAS, (a) the respective board of directors of each of Parent, MidCo and Merger Sub has each (i) approved the execution, delivery and performance by Parent, MidCo and Merger Sub, respectively and as the case may be, of this Agreement, the Plan of Merger and any other Transaction Document to which Parent, MidCo or Merger Sub is a party, and the consummation of the Transactions, including the Merger, and (ii) declared it advisable for Parent, MidCo and Merger Sub, respectively and as the case may be, to enter into this Agreement, the Plan of Merger and any other Transaction Document to which Parent, MidCo or Merger Sub is a party, and consummate the Transactions, including the Merger; (b) Parent, as the sole shareholder of MidCo, has authorized and approved the execution, delivery and performance by MidCo of this Agreement and any other Transaction Document to which MidCo is a party, and the consummation of the Transactions, including the Merger; and (c) MidCo, as the sole shareholder of Merger Sub, has authorized and approved the execution, delivery and performance by Merger Sub of this Agreement, the Plan of Merger and any other Transaction Document to which Merger Sub is a party, and the consummation of the Transactions, including the Merger;

WHEREAS, as a condition and inducement to Parent’s, MidCo’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution and delivery of this Agreement, the Management Parties, the Rollover Shareholders and Parent have entered into a support agreement (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with this Agreement, the “Support Agreement”), pursuant to which, among other things, each Rollover Shareholder and/or its respective affiliated Management Party, as the case may be, have agreed, upon the terms and subject to the conditions set forth therein, (a) to vote the Rollover Shares held by such Rollover Shareholder in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (b) to subscribe for or otherwise receive shares of Parent at or immediately prior to the Closing in consideration of, and receive no cash consideration for, the cancellation of the Rollover Shares and the Company Options held by such Rollover Shareholder in accordance with the terms of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Sponsor and each Rollover Shareholder or their respective Affiliates have executed and delivered an equity commitment letter to Parent (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with this Agreement, each, an “Equity Commitment Letter” and collectively, the “Equity Commitment Letters”); and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, the Sponsor and each Rollover Shareholder or their respective Affiliates (each, a “Guarantor” and collectively, the “Guarantors”) have executed and delivered a limited guarantee in favor of the Company (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with this Agreement, each, a “Limited Guarantee” and collectively, the “Limited Guarantees”) with respect to certain obligations of Parent under this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article 1
The Merger

Section 1.01.         The Merger. Upon the terms and subject to the conditions set forth in this Agreement or waiver by the Party having the benefit of such condition, and in accordance with the CICA, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease to exist and Merger Sub will be struck off the Register of Companies in the Cayman Islands and the Company shall continue as the Surviving Company under the Laws of the Cayman Islands, such that following the Merger, the Surviving Company will be a wholly-owned Subsidiary of MidCo.

Section 1.02.         Closing; Closing Date. The closing for the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time) electronically as soon as practicable, but in any event no later than the fifteenth (15th) Business Day following the day on which the last of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, if permissible, waiver of those conditions) is satisfied or, if permissible, waived, or at such other date or place or time as may be agreed to in writing by each of the Company and Parent (the date on which the Closing takes place, the “Closing Date”).

Section 1.03.         Effective Time. Subject to the provisions of this Agreement, on the Closing Date, Merger Sub and the Company shall execute a plan of merger (the “Plan of Merger”) substantially in the form set out in Exhibit A attached hereto and such Parties shall file the Plan of Merger and other documents required under the CICA to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICA. The Merger shall become effective on the date when it is registered by the Registrar of Companies of the Cayman Islands (or at such later date as may be specified in the Plan of Merger, being not later than the ninetieth (90th) day after the date of such registration) in accordance with the CICA (the “Effective Time”).

Section 1.04.         Effects of the Merger. At the Effective Time, the Merger shall have the effects specified in this Agreement, the Plan of Merger and the relevant provisions of the CICA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, property of every description, including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Company and Merger Sub shall vest in the Surviving Company and the Surviving Company shall be liable for, and subject in the same manner as the Company and Merger Sub to, all mortgages, charges or security interests and all Contracts, obligations, claims, debts and liabilities of the Company and Merger Sub in accordance with this Agreement, the Plan of Merger and the relevant provisions of the CICA.

Section 1.05.         Memorandum and Articles of Association of Surviving Company. At the Effective Time, in accordance with the Plan of Merger, the Surviving Company shall adopt the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, as the memorandum and articles of association of the Surviving Company, until thereafter amended in accordance with applicable Laws and such memorandum and articles of association, save and except that (a) all references therein to the name of “Mobile Charging Merger Limited” shall be amended to “Smart Share Global Limited”; (b) all references therein to the authorized share capital of the Surviving Company shall be amended to refer to the correct authorized share capital of the Surviving Company as approved in the Plan of Merger, if necessary; and (c) such memorandum and articles of association shall include such indemnification, advancement of expenses and exculpation provisions as required by Section 6.05(a).

Section 1.06.         Directors and Officers. The Parties shall take all actions necessary so that (a) the directors of Merger Sub immediately prior to the Effective Time and/or such other persons as designated by Parent shall be the initial directors of the Surviving Company, and (b) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case, unless otherwise determined by Parent prior to the Effective Time, and shall hold office until their respective successors are duly elected or appointed and qualified or until the earlier of their death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company.

Article 2
Treatment of Securities

Section 2.01.         Effect on Shares. At the Effective Time, by virtue of the Merger and without any action on the part of any Party or the holders of the following securities:

(a)            each Class A ordinary share, par value US$0.0001 per share, of the Company (each, a “Class A Ordinary Share” and collectively, the “Class A Ordinary Shares”) and each Class B ordinary share, par value US$0.0001 per share, of the Company (each, a “Class B Ordinary Share” and collectively, the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, collectively, the “Shares” and each, a “Share”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares, Dissenting Shares and Shares represented by ADSs), shall be cancelled and cease to exist in exchange for the right to receive US$0.625 in cash per Share without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.04;

(b)            each American Depositary Share, representing two (2) Class A Ordinary Shares (each, an “ADS” and collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares), together with the Class A Ordinary Shares represented by such ADS, shall be cancelled and cease to exist in exchange for the right to receive US$1.25 in cash per ADS without interest (the “Per ADS Merger Consideration”), which amount shall be paid to the Depositary as the registered holder of the cancelled Class A Ordinary Shares represented by such cancelled ADS and distributed by the Depositary to the holder of such cancelled ADS, pursuant to the terms and conditions set forth in this Agreement and the Deposit Agreement, and in the event of any conflict between this Agreement and the Deposit Agreement, this Agreement shall prevail;

(c)            each Excluded Share and ADS representing Excluded Shares, in each case issued and outstanding immediately prior to the Effective Time, shall be cancelled and cease to exist without payment of any consideration or distribution therefor;

(d)            each Dissenting Share issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist in accordance with Section 2.03 and thereafter represent only the right to receive the applicable payments set forth in Section 2.03; and

(e)            concurrently with the cancellation of Shares and ADSs pursuant to the terms and conditions set out in Sections 2.01(a) to (d), each share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value US$0.0001 per share, of the Surviving Company (each, a “Surviving Company Share” and collectively, the “Surviving Company Shares”), and the Surviving Company Shares shall constitute the only issued and outstanding share capital of the Surviving Company at the Effective Time, which shall be reflected in the register of members of the Surviving Company.

Section 2.02.         Company Share Plan and Outstanding Equity Awards. (a) At the Effective Time, the Company shall (i) terminate the Company Share Plan and any relevant award agreements entered into under the Company Share Plan, (ii) cancel each Company Option that is outstanding and unexercised, whether or not vested or exercisable, in accordance with Section 2.02(b) and Section 2.02(c), and (iii) cancel all other awards (if any) granted under the Company Share Plan, including any Company Restricted Shares and Company Restricted Share Units that is outstanding and unexercised, whether or not vested or exercisable, in accordance with Section 2.02(d).

(b)            Except for the Rollover Shareholders, each former holder (or his or her designee) of a Vested Company Option which is cancelled at the Effective Time shall, in exchange therefor, be paid by the Surviving Company or one of its Subsidiaries, as soon as practicable after the Effective Time (but in any event no later than thirty (30) Business Days after the Closing Date) pursuant to the Company’s ordinary payroll practices, a cash amount (without interest) equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option, and (ii) the number of Shares underlying such Vested Company Option; provided that if the Exercise Price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option shall be cancelled without any payment therefor.

(c)            Except for Unvested Company Options held by the Rollover Shareholders, each Unvested Company Option which is cancelled at the Effective Time will be replaced, after the Effective Time, by an award comprised of other rights or property to the extent permitted by applicable Law, which will be subject to substantially equivalent vesting schedule and conditions to such Unvested Company Option (in each case, as may be reasonably determined by Parent).

(d)            At the Effective Time, by virtue of the Merger and without any action on the part of any Party, (i) any and all awards granted under the Company Share Plan (other than Company Options), including any Company Restricted Shares and Company Restricted Share Units that are outstanding, whether or not vested, shall be cancelled and cease to exist without payment of any consideration or distribution therefor and (ii) any and all Company Options held by the Rollover Shareholders, whether or not vested, shall be cancelled and cease to exist in exchange for shares of Parent, in each case in accordance with the Support Agreement.

(e)            Any payment under this Section 2.02 shall be subject to all applicable Taxes and Tax withholding requirements, each applicable payor or withholding agent shall be entitled to withhold Taxes under applicable Tax Law in respect thereof without any gross up, and each former holder of Company Options shall be personally responsible for the proper reporting and payment of all Taxes related to any distribution contemplated by this Section 2.02. Parent, the Surviving Company or any of their Subsidiaries may offset any tax liability of a former holder of Company Options not timely paid thereby against any future payments to such holder.

(f)            As promptly as practicable following the date hereof and in any event prior to the Effective Time, the Company, the Company Board or the compensation committee of the Company Board, as applicable, shall pass any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.02. The Company shall take all reasonable actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company will be required to issue any share capital to any person pursuant to the Company Share Plan or in settlement of any Company Option or other awards (if any) granted under the Company Share Plan except in accordance with Section 2.02(c). Promptly following the date hereof but in any event prior to the Effective Time, the Company shall deliver written notice to each holder of Company Options informing such holder of the effect of the Merger on his or her Company Options.

Section 2.03.         Dissenting Shares. (a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the CICA, all Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who shall have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the CICA (collectively, the “Dissenting Shares” and each, a “Dissenting Share”, and holders of Dissenting Shares collectively being referred to as the “Dissenting Shareholders”) shall be cancelled and cease to exist at the Effective Time and the Dissenting Shareholders shall not be entitled to receive the Per Share Merger Consideration and shall instead be entitled to receive only the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the CICA.

(b)            For the avoidance of doubt, all Shares held by the Dissenting Shareholders who shall have not exercised or perfected or who effectively shall have withdrawn or lost their dissenter rights under Section 238 of the CICA shall thereupon not be Dissenting Shares and shall be cancelled and cease to exist as of the Effective Time, in consideration of the right to receive the Per Share Merger Consideration, without any interest thereon, in the manner provided in Section 2.04. Parent shall promptly deposit or cause to be deposited with the Paying Agent any additional funds necessary to pay in full the aggregate Per Share Merger Consideration so due and payable to such shareholders who have failed to exercise or perfect or who shall have effectively withdrawn or lost such dissenter rights under Section 238 of the CICA.

(c)            The Company shall give Parent (i) prompt notice of any notices of objection, notices of approvals, notice of dissent or demands for appraisal or written offers, under Section 238 of the CICA received by the Company, attempted withdrawals of such notices, demands or offers, and any other instruments served pursuant to applicable Laws of the Cayman Islands and received by the Company relating to its shareholders’ rights to dissent from the Merger or appraisal rights and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for appraisal under the CICA. The Company shall not, except with the prior written consent of Parent, make any offers or payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(d)            In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to section 238(2) of the CICA, the Company shall serve written notice of the authorization and approval of the Merger on such shareholders pursuant to section 238(4) of the CICA within twenty (20) days of obtaining the Requisite Company Vote at the Shareholders’ Meeting.

Section 2.04.         Exchange of Share Certificates, etc. (a) Paying Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company selected by Parent with the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) to act as paying agent (the “Paying Agent”) for all payments required to be made pursuant to Section 2.01(a), Section 2.01(b) and Section 2.03(b) (in the case of Section 2.03(b), when ascertained) (collectively, the “Merger Consideration”), and Parent shall enter into a paying agent agreement with the Paying Agent in form and substance reasonably acceptable to the Company. At or prior to the Effective Time, or in the case of payments pursuant to Section 2.03(b), when ascertained, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of Shares and/or ADSs (other than Excluded Shares and Dissenting Shares), cash in immediately available funds and in an amount sufficient to pay the full amount of the Merger Consideration (such cash being hereinafter referred to as the “Exchange Fund”).

(b)            Exchange Procedures. Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), the Surviving Company shall cause the Paying Agent to mail to each person who was, at the Effective Time, a registered holder of Shares entitled to receive the Per Share Merger Consideration pursuant to Section 2.01(a): (i) a letter of transmittal (which shall be in customary form for a company incorporated in the Cayman Islands reasonably acceptable to Parent and the Company, and shall specify the manner in which the Per Share Merger Consideration shall be paid out of the Exchange Fund to registered holders of such Shares and contain such other provisions as Parent and the Company may mutually agree); and (ii) instructions for use in effecting the surrender of any issued share certificates representing such Shares (the “Share Certificates”) (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) or any steps to be taken in respect of non-certificated Shares represented by book entry (“Uncertificated Shares”) and/or such other documents as may be required in exchange for the Per Share Merger Consideration. Promptly following any Shares ceasing to be Dissenting Shares pursuant to Section 2.03(b) (and in any event within five (5) Business Days thereafter), Parent shall cause the Paying Agent to mail the documents described in the immediately preceding sentence to the person who was, at the Effective Time, the registered holder of such Shares. Upon surrender of, if applicable, a Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 2.04(c)) or any documents required in respect of Uncertificated Shares and/or such other documents as may be required pursuant to such instructions to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed in accordance with the instructions thereto, each registered holder of Shares represented by such Share Certificate (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 2.04(c)) and each registered holder of Uncertificated Shares shall be entitled to receive in exchange for the cancellation of such Shares a check, in the amount equal to (x) the number of Shares so cancelled (whether certificated Shares represented by a Share Certificate (or in respect of which an affidavit and indemnity of loss in lieu of the Share Certificate has been given as provided in Section 2.04(c)) or Uncertificated Shares) multiplied by (y) the Per Share Merger Consideration, subject to applicable withholding in accordance with Section 2.04(i). All such cancelled Shares shall be recorded as cancelled in the register of members of the Company at the Effective Time as contemplated by Section 2.01(a), and any Share Certificate so surrendered shall forthwith be marked as cancelled. Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration, and (B) the Depositary will distribute the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs. Pursuant to the terms of the Deposit Agreement, the ADS holders will pay any applicable fees, charges and expenses of the Depositary, stock transfer or other Taxes and other government charges due to or incurred by the Depositary in connection with the distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs. No interest shall be paid or will accrue on any amount payable in respect of any Shares or ADSs pursuant to the provisions of this Article 2.

(c)            Lost Certificates. If the Share Certificate for any Shares (other than Excluded Shares or Dissenting Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Company or the Paying Agent, the posting by such person of a bond, in such reasonable amount as the Surviving Company or the Paying Agent may direct, as indemnity against any claim that may be made against it with respect to such Share Certificate, the Paying Agent will pay in respect of the Shares represented by such lost, stolen or destroyed Share Certificate an amount equal to the Per Share Merger Consideration multiplied by the number of Shares represented by such Share Certificate to which the holder thereof is entitled pursuant to Section 2.01(a) and Section 2.03(b).

(d)            Untraceable Shareholders. Remittances for the Per Share Merger Consideration or the Per ADS Merger Consideration, as the case may be, shall not be sent to holders of Shares or ADSs who are untraceable unless and until, except as provided below, they notify the Paying Agent or the Depositary, as applicable, of their current contact details prior to the Effective Time. A holder of Shares or ADSs will be deemed to be untraceable if (i) such person has no registered address in the register of members maintained by the Company or the Depositary, as applicable, or (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such person either (x) has been sent to such person and has been returned undelivered or has not been cashed, or (y) has not been sent to such person because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or the Depositary, as applicable, or (iii) notice of the Shareholders’ Meeting convened to vote on the Merger has been sent to such person and has been returned undelivered. Monies due to shareholders of the Company (including holders of ADSs) who are untraceable shall be returned to the Surviving Company on demand and held in a non-interest bearing bank account for the benefit of shareholders of the Company (including holders of ADSs) who are untraceable. Holders of Shares or ADSs who are untraceable but subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised to contact the Surviving Company. Monies unclaimed after a period of six (6) years from the Closing Date shall be forfeited and shall revert to the Surviving Company.

(e)            Adjustments to Merger Consideration. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Shares or ADSs occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares (including Shares represented by ADSs) and Company Options the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 2.04(e) shall be construed to permit any Group Company or any other person to take any action that is otherwise prohibited by the terms of this Agreement.

(f)            Investment of Exchange Fund. The Exchange Fund, pending its disbursement to the holders of Shares and/or ADSs, shall be invested by the Paying Agent as reasonably directed by Parent or, after the Effective Time, the Surviving Company; provided that such investments shall be in obligations of or guaranteed by the United States, in commercial paper obligations rated the highest quality by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank deposit accounts, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding US$1 billion, or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months; provided further that no such investment or losses shall affect the amounts payable to such holders and Parent or the Surviving Company, as applicable, shall promptly replace or restore, or cause to be replaced or restored any funds deposited with the Paying Agent that are lost through any investment or diminished for other reasons to the extent necessary to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to pay the Merger Consideration. Earnings from investments shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable for Merger Consideration shall become the sole and exclusive property of Parent and the Surviving Company. Except as contemplated by Section 2.04(b), Section 2.04(d), this Section 2.04(f) and Section 2.04(g), the Exchange Fund shall not be used for any other purpose.

(g)            Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Shares or ADSs for six (6) months after the Effective Time shall be delivered to the Surviving Company upon demand, and any holders of Shares and/or ADSs (other than Excluded Shares and Dissenting Shares) who have not theretofore complied with this Article 2 shall thereafter look only to the Surviving Company for the cash to which they are entitled pursuant to Section 2.01(a), Section 2.01(b) or Section 2.03(b).

(h)            No Liability. None of the Paying Agent, the Consortium Members, the Surviving Company, the Depositary or their respective Affiliates shall be liable to any former holder of Shares for any such Shares (including Shares represented by ADSs) (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such former holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Laws, the property of the Surviving Company or its designee, free and clear of all claims or interest of any person previously entitled thereto.

(i)            Withholding Rights. Notwithstanding anything herein to the contrary, each of the Surviving Company, the Paying Agent, Parent, MidCo, Merger Sub and the Depositary shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, ADSs or Company Options such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by the Surviving Company, the Paying Agent, Parent, MidCo, Merger Sub or the Depositary, as the case may be, such withheld amounts shall be (i) remitted by the Surviving Company, the Paying Agent, Parent, MidCo, Merger Sub or the Depositary, as applicable, to the applicable Governmental Authority and (ii) to the extent so remitted, treated for all purposes of this Agreement as having been paid to the holder of Shares, ADSs or Company Options in respect of which such deduction and withholding was made by the Surviving Company, the Paying Agent, Parent, MidCo, Merger Sub or the Depositary, as the case may be.

Section 2.05.         No Transfers. From and after the Effective Time, (a) there shall be no registrations of transfers in the register of members of the Surviving Company of the Shares that were outstanding immediately prior to the Effective Time, and (b) the holders of Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Share Certificates or Uncertificated Shares presented to the Paying Agent, Parent or Surviving Company for transfer or any other reason shall be cancelled, in exchange for the right to receive the cash consideration to which the holders thereof are entitled under this Article 2 in the case of Shares other than Excluded Shares and Dissenting Shares, and for no consideration in the case of Excluded Shares and only in accordance with Section 2.03 in the case of Dissenting Shares.

Section 2.06.         Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to The Bank of New York Mellon (the “Depositary”) to terminate the deposit agreement, dated March 31, 2021, entered into by and among the Company, the Depositary and all holders from time to time of ADSs issued thereunder (the “Deposit Agreement”) in accordance with its terms.

Article 3
Representations and Warranties of the Company

The Company hereby represents and warrants to Parent, MidCo and Merger Sub that, except: (a) as set forth in the disclosure schedule delivered by the Company to, and accepted by, Parent contemporaneously with the execution of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify only the section or subsection of this Agreement to which it corresponds in number along with each other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on the face of such disclosure); or (b) as disclosed in the Company SEC Reports filed and publicly available after January 1, 2022 and prior to the date that is two (2) Business Days prior to the date hereof (without giving effect to any amendment to any such Company SEC Report filed on or after the date that is two (2) Business Days prior to the date hereof and excluding any disclosures in the Company SEC Reports contained or referenced therein (i) under the captions “Risk Factors” and “Forward Looking Statements” and (ii) under any other section relating to information, factors or risks that are general, nonspecific, predictive, forward-looking or cautionary in nature, in each case, other than any specific factual information contained therein) to the extent that it is reasonably apparent that a matter disclosed in the Company SEC Reports is applicable to a section or subsection of the Company Disclosure Schedule and the section or subsection of this Agreement to which it corresponds in number (it being understood that any matter disclosed in the Company SEC Reports shall not be deemed disclosed for purposes of Section 3.03, Section 3.09 and Section 5.01):

Section 3.01.         Organization, Good Standing and Qualification; Subsidiaries. (a) Each Group Company is a legal entity duly organized or formed, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of the jurisdiction of its organization or formation, and has the requisite corporate or similar power and authority and the necessary governmental approvals to own, lease, operate and use its properties and assets and to carry on its business as it is now being conducted and is qualified or licensed to do business and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the character of the properties and assets owned, leased, operated or used by it or the nature of its business makes such qualification or licensing necessary, except where the failure of any Group Company to be so organized, existing or in good standing or of any Group Company to have such power, authority or approval has not had and would not reasonably be expected to, individually or in the aggregate, (i) have a material adverse effect on the Company and its Subsidiaries taken as a whole or (ii) prevent or materially delay the consummation of any of the Transactions by the Company or otherwise have a material adverse effect on the ability of the Company to perform its material obligations under this Agreement. For purposes of this Section 3.01(a), the term “Group Company” shall be deemed to include any of the branch offices of any Group Company, in addition to the Company and its Subsidiaries.

(b)            Section 3.01(b) of the Company Disclosure Schedule sets forth a true and complete list of each Group Company and each other entity in which a Group Company owns or otherwise holds any equity interest as of the date hereof, together with (i) the jurisdiction of organization or formation of each such Group Company or other entity, (ii) the percentage of the outstanding issued share capital or registered capital, as the case may be, of each such Group Company or other entity owned or otherwise held by such Group Company, and (iii) the other shareholder(s) of such Group Company or other entity. The corporate structure of the Group Companies and the ownership among the Group Companies and the establishment thereof are in compliance with all applicable Laws. Except as set forth in Section 3.01(b) of the Company Disclosure Schedule and to the knowledge of the Company, (x) there are no other corporations, partnerships, joint ventures, associations, or entities through which any Group Company conducts business, or other entities in which a Group Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (y) no Group Company is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership, or similar arrangement.

(c)            Pursuant to the Control Documents with respect to the VIE Entity, (i) the applicable WFOE of the Company has had and will continue to have exclusive control over the VIE Entity and its Subsidiaries and is entitled to all of the economic benefits and residual returns from the operations of the VIE Entity and its Subsidiaries; and (ii) the VIE Entity is a “variable interest entity” of the Company and its financial results have been and will continue to be consolidated into consolidated financial statement of the Company as if it were a wholly-owned Subsidiary of the Company, under the GAAP.

Section 3.02.         Memorandum and Articles of Association. The Company has heretofore furnished to Parent a complete and correct copy of the memorandum and articles of association or equivalent organizational documents, each as amended to date, of each Group Company. Such memorandum and articles of association or equivalent organizational documents are in full force and effect as of the date hereof and, if so required under applicable Law, have been duly approved by or registered with, as applicable, by the appropriate Governmental Authorities. No Group Company is in violation of any of the provisions of its memorandum and articles of association or equivalent organizational documents in any material respect.

Section 3.03.         Capitalization. (a) The authorized share capital of the Company is US$120,000 divided into 1,200,000,000 Shares of a par value of US$0.0001 each, comprising of (i) 840,000,000 Class A Ordinary Shares, (ii) 240,000,000 Class B Ordinary Shares and (iii) 120,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Company Board may determine in accordance with Article 9 of the articles of association of the Company. As of the close of business in New York City on July 31, 2025, (A) 433,223,191 Class A Ordinary Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, (B) 73,973,970 Class B Ordinary Shares are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and non-assessable, and (C) 19,674,986 Class A Ordinary Shares are issued to the Depositary and reserved for future issuance pursuant to the outstanding Company Options (and for the avoidance of doubt are not included in the number of issued and outstanding Class A Ordinary Shares set forth in the foregoing clause (A)).

(b)            Except for the Company Options referred to in Section 3.03(a) and rights under the Control Documents, there are no restricted shares, restricted share units, options, warrants, preemptive rights, conversion rights, redemption rights, share appreciation rights, repurchase rights, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by any Group Company relating to the issued or unissued share capital of any Group Company or obligating any Group Company to issue, transfer or sell or cause to be issued, transferred or sold any Equity Securities of any Group Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of any Group Company and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any Equity Securities of any Group Company. The Company has not issued and does not have outstanding any bonds, debentures, notes or other obligations that provide the holders thereof with the right to vote (or are convertible into or exchangeable or exercisable for securities having the right to vote) on any matter on which the shareholders of the Company may vote.

(c)            Section 3.03(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of holder of such Company Option (only to the extent such holder is a Management Party or his or her Affiliate); (ii) the number of Class A Ordinary Shares subject to such Company Option; (iii) the exercise or purchase price of such Company Option; (iv) the date on which such Company Option was granted; (v) the vesting status of such Company Option; and (vi) the date on which such Company Option expires. The grant of each such outstanding Company Option was validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with the terms of the relevant Company Share Plan, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules and regulations of the NASDAQ Stock Market LLC (“NASDAQ”) and all other applicable Laws. Except as set forth in Section 3.03(c) of the Company Disclosure Schedule or otherwise provided in this Agreement, there are no commitments or agreements of any character to which any Group Company is bound obligating such Group Company to accelerate or otherwise alter the vesting of any Company Option as a result of the Transactions.

(d)            All Shares subject to issuance upon due exercise of a Company Option, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has made available to Parent accurate and complete copies of (i) the Company Share Plan pursuant to which the Company has granted the Company Options that are currently outstanding, and (ii) the form of award agreement evidencing such Company Options. There are no award agreements evidencing any Company Options with terms that are materially different from those set forth in the form of award agreement that has been made available to Parent.

(e)            The outstanding shares, share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid (except for any registered capital not due for payment) and non-assessable, and the portion of the outstanding shares, share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and such other entities listed or referred to in Section 3.01(b) of the Company Disclosure Schedule that is owned by any Group Company is owned by such Group Company free and clear of all Liens, other than the Controlled Entities to the extent they are subject to their respective Control Documents. Such Group Company has the unrestricted right to vote, and (subject to limitations imposed by applicable Law and the applicable constitutional documents) to receive dividends and distributions on, all such Equity Securities. The outstanding shares, share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries is not subject to any outstanding obligations of any Group Company requiring the registration under any securities Law for sale of such shares, share capital or registered capital, as the case may be. Other than as set forth in the Control Documents, there are no outstanding contractual obligations of any Group Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any of the Company’s Subsidiaries.

(f)            Except for the Company Share Plan disclosed in the Company SEC Reports, neither the Company nor any of its Subsidiaries makes or adopts any option plans or employee incentive plans or reserves any shares, registered capital or share capital for any directors, officers, employees or consultants of any Group Company.

Section 3.04.         Authority Relative to Transaction Documents; Fairness. (a) The Company has the requisite corporate power and authority to execute and deliver this Agreement, the Plan of Merger and any other Transaction Document to which the Company is a party, and to perform its obligations hereunder and thereunder and, subject to receipt of the Requisite Company Vote, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, the Plan of Merger and any other Transaction Document to which the Company is a party, and the consummation by the Company of the Transactions have been duly authorized by the Company Board and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Plan of Merger and any other Transaction Document to which the Company is a party, and the consummation by it of the Transactions, in each case, subject only to the authorization and approval by way of a shareholders’ special resolution of this Agreement, the Plan of Merger and the Transactions by the affirmative vote of at least two-thirds (2/3) of the votes cast by the holders of Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting (the “Requisite Company Vote”) in accordance with Section 233(6) of the CICA and the memorandum and articles of association of the Company. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, MidCo and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (the “Bankruptcy and Equity Exception”).

(b)            As of the date hereof, the Special Committee comprises three (3) members of the Company Board, each of whom qualifies as an “independent director” (as such term is defined in NASDAQ Stock Market Rule 5605(a)(2)). The Company Board, acting upon the unanimous recommendation of the Special Committee, by resolutions duly adopted by majority vote of those directors voting at a meeting duly called and held and not subsequently rescinded or modified in a manner adverse to the Consortium Members, has (i) determined that it is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Excluded Shares), and declared it advisable, for the Company to enter into this Agreement, the Plan of Merger and any other Transaction Document to which the Company is a party, and consummate the Transactions, including the Merger; (ii) authorized and approved the execution, delivery and performance of this Agreement, the Plan of Merger and any other Transaction Document to which the Company is a party, and the consummation of the Transactions, including the Merger; (iii) resolved to recommend the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to the holders of Shares (the “Company Recommendation”) and direct that this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, be submitted for approval by the shareholders of the Company at the Shareholders’ Meeting; and (iv) taken all such actions as may be required to enter into this Agreement, and, as of the Closing Date, shall have taken actions as may be required to be taken by the Company to effect the Transactions, including the Merger, including obtaining any necessary consents in respect of the Company Share Plan.

(c)            The Special Committee has received the written opinion of Kroll, LLC, operating through its Duff & Phelps Opinion Practice, as independent financial advisor to the Special Committee (the “Financial Advisor”) to the effect that, as of the date of such opinion, based on and subject to the assumptions, qualifications, limitations and other matters set forth therein, to the effect that, the Per Share Merger Consideration to be received by the holders of Shares (other than Excluded Shares, the Dissenting Shares and Shares represented by ADSs) and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing Excluded Shares) are fair, from a financial point of view, to such holders, a copy of which opinion will be delivered to Parent promptly after the date of this Agreement solely for informational purposes. The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement and Schedule 13E-3. It is agreed and understood that such opinion may not be relied on by Parent, MidCo, Merger Sub or any of their Affiliates.

Section 3.05.     No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement or the Plan of Merger by the Company do not, and the performance of this Agreement or the Plan of Merger by the Company and the consummation of the Transactions will not, (i) assuming that the Requisite Company Vote is obtained, conflict with or violate the memorandum and articles of association of the Company or any equivalent organizational documents of any other Group Company, (ii) assuming (solely with respect to performance of this Agreement and consummation of the Transactions) that the matters referred to in Section 3.05(b) are complied with and the Requisite Company Vote is obtained, conflict with or violate any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) violate, conflict with, require consent under, result in any breach of, result in loss of benefit under, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of any Group Company pursuant to, any Material Contract or obligation to which any Group Company is a party or by which any of their respective properties or assets are bound, except, with respect to clauses (ii) and (iii), for any such conflict, violation, breach, default, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to (A) have a material adverse effect on the Company and its Subsidiaries taken as a whole or (B) prevent or materially delay the consummation of any of the Transactions by the Company or otherwise have a material adverse effect on the ability of the Company to perform its material obligations under this Agreement.

(b)           The execution and delivery of this Agreement or the Plan of Merger by the Company do not, and the performance of this Agreement or the Plan of Merger by the Company and the consummation by the Company of the Transactions will not, require any Group Company to obtain any consent, approval, authorization or permit of, or filing with or notification to, any nation or government, any agency, public or regulatory authority, instrumentality, department, commission, court, arbitrator, ministry, tribunal or board of any nation or government or political subdivision thereof, in each case, whether foreign or domestic and whether national, supranational, federal, provincial, state, regional, local or municipal (each, a “Governmental Authority”), except for (i) compliance with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder (including the joining of the Company in the filing of a Schedule 13E-3, the furnishing of a Form 6-K with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Form 6-K to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) compliance with the rules and regulations of NASDAQ, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICA and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICA, (iv) the PRC Antitrust Clearance, (v) the ODI Approvals, (vi) consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities set forth in Section 3.05(b) of the Company Disclosure Schedule, and (vii) any such other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to (A) have a material adverse effect on the Company and its Subsidiaries taken as a whole or (B) prevent or materially delay the consummation of any of the Transactions by the Company or otherwise have a material adverse effect on the ability of the Company to perform its material obligations under this Agreement.

Section 3.06.     Permits; Compliance with Laws. (a) Each of the Group Companies is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for it to own, lease, operate and use its properties and assets or to carry on its business as it is now being conducted except for any such franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (those the absence of which would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, collectively, the “Material Company Permits”). All of the Material Company Permits are valid and in full force and effect and passed their respective annual or periodic inspection or renewal in accordance with applicable Laws in all material respects and no suspension or cancellation of any of the Material Company Permits is pending or, to the knowledge of the Company, threatened, except for any suspensions or cancellations that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies taken as a whole. Each of the Group Companies is in material compliance with the terms of the Material Company Permits. Without limiting the generality of the foregoing, all permits, licenses and approvals by, and filings and registrations and other requisite formalities with, the Governmental Authorities in the PRC that are required to be obtained or made in respect of each Group Company established in the PRC with respect to its establishment, capital structure, business and operations as it is now being conducted, except for any such permits, licenses and approvals by, and filings and registrations with, such Governmental Authorities, the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies taken as a whole. With respect to any business carried out by any Group Company in the PRC, such Group Company has not violated any PRC Law that imposes any prohibition or restriction on foreign investment. Each Group Company that is established in the PRC has been conducting its business activities within its permitted scope of business, and has been operating its business in compliance with all relevant legal requirements and with all requisite permits, licenses and approvals granted by, and filings and registrations made with the competent Governmental Authorities of the PRC, except for any violation, failure or obligation that, individually or in the aggregate, would not reasonably be expected to be material to the Group Companies taken as a whole.

(b)           The Group Companies are and have been in all material respects in compliance with all applicable Laws and the applicable listing, corporate governance and other rules and regulations of NASDAQ. No event has occurred and no circumstance exists that (with or without notice or lapse of time) (i) may constitute or result in a violation by any Group Company of, or a failure on the part of such entity to comply with, any applicable Laws, or (ii) may give rise to any obligation on the part of any Group Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, except for, in each case of (i) and (ii), any violation, failure or obligation that, individually or in the aggregate, would not reasonably be expected to be material to the Group Companies taken as a whole. No Group Company is in default, breach or violation of any Law applicable to it (including (A) any Law applicable to its business, (B) any Tax Law, and (C) any Law related to the protection of Personal Data) or by which any of its share, security, equity interest, property or asset is bound or affected, except for any violation, failure or obligation that, individually or in the aggregate, would not reasonably be expected to be material to the Group Companies taken as a whole. No Group Company has received any written notice or communication of any material non-compliance with any applicable Law that has not been cured.

(c)           In the past five (5) years, no Group Company, any of their respective directors, officers, board of directors (supervisory and management) members, or, to the knowledge of the Company, any of their respective employees, agents, representatives or other persons acting on behalf of any Group Company (collectively, the “Company Representatives”) has violated any Anticorruption Law, nor has any Group Company, any of their respective directors, officers, supervisory or management board members, or, to the knowledge of the Company, any Company Representative (i) made or given any bribe, rebate, payoff, influence payment, kickback or any other type of payment that would violate any applicable Anticorruption Laws, or (ii) offered, paid, promised to pay or authorized the payment of any money or anything of value, to any Government Official in a manner which would violate any applicable Anticorruption Laws.

(d)           In the past five (5) years, no Group Company has conducted or initiated any internal investigation or made a voluntary, directed, involuntary or other disclosure to any Governmental Authority with respect to any alleged act or omission arising under or relating to any non-compliance with any Anticorruption Law. No Group Company, nor any of their respective directors, officers, board of directors (supervisory and management) members, or, to the knowledge of the Company, any Company Representative has received any written notice, request, allegation or citation for any actual or potential non-compliance with any Anticorruption Law. The Group Companies have implemented policies and procedures designed to ensure that each Group Company and the employees and other intermediaries of the Group Companies comply with all applicable Anticorruption Laws. The Group Companies have implemented and maintain effective internal controls reasonably designed to prevent and detect violations of Anticorruption Laws. The Group Companies have maintained accurate books and records in compliance with all applicable Anticorruption Laws.

(e)           The Group Companies are in compliance with all of the SAFE Rules and Regulations and duly and lawfully obtained all requisite permits, licenses, approvals, filings and registrations and other requisite formalities with the SAFE as required under the SAFE Rules and Regulations which are in full force and effect, except for any non-compliance that would not reasonably be expected to be material to the Group Companies taken as a whole.

(f)           No Group Company, any of their respective directors, officers, board of directors (supervisory and management) members, or, to the knowledge of the Company, any of the Company Representatives is a Prohibited Person, and no Prohibited Person has been given an offer to become an employee, officer, consultant or director of any Group Company. No Group Company has engaged in any business or dealings, directly or indirectly, involving or relating to (i) a Sanctioned Jurisdiction; or (ii) a Prohibited Person.

Section 3.07.     SEC Filings; Financial Statements. (a) The Company has filed or otherwise furnished (as applicable), all forms, reports, statements, schedules and other documents required to be filed with or furnished to the SEC by the Company (including any amendments thereto, collectively, the “Company SEC Reports”) since January 1, 2022. As of the date of filing, in the case of Company SEC Reports filed pursuant to the Exchange Act (and to the extent such Company SEC Reports were amended, then as of the date of filing of such amendment), and as of the date of effectiveness in the case of Company SEC Reports filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”) (and to the extent such Company SEC Reports were amended, then as of the date of effectiveness of such amendment), the Company SEC Reports (i) complied in all material respects with either the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the date so filed or effective, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading as of its filing date or effective date (as applicable).

(b)           Each of the consolidated financial statements (including, in each case, any notes thereto) contained in or incorporated by reference into the Company SEC Reports was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and each fairly presented, in all material respects, the consolidated financial position, results of operations, changes in shareholders’ equity and cash flows of the Company and its Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments which are not material in the aggregate and the exclusion of certain notes in accordance with the rules of the SEC relating to unaudited financial statements), in each case in accordance with GAAP, except as may be noted therein.

(c)           Except as and to the extent set forth in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company’s annual report on Form 20-F filed with the SEC on April 28, 2025, no Group Company has outstanding (i) any Indebtedness or any commitments therefor, or (ii) any other liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for liabilities or obligations (A) incurred in the ordinary course of business consistent with past practice since December 31, 2024, (B) incurred pursuant to this Agreement or in connection with the Transactions, or (C) which do not, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)           The Company has timely filed all certifications and statements required by (x) Rule 13a-14 or Rule 15d-14 under the Exchange Act or (y) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any Company SEC Report. The Company is in compliance, in all material respects, with all provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. The Company has established and maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act to ensure that all material information concerning the Company and its Subsidiaries required to be included in reports filed under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents, and to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Other than those disclosed in the Company SEC Reports filed and publicly available after January 1, 2022 and prior to the date that is two (2) Business Days prior to the date hereof, neither the Company nor, to the knowledge of the Company, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the internal controls and procedures of the Company that are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data. To the knowledge of the Company, there is, and since January 1, 2022, there has been, no fraud or allegation of fraud, whether or not material, that involves (or involved) the management of the Company or other employees who have (or had) a significant role in the internal controls over financial reporting utilized by the Company. As used in this Section 3.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(e)           The Group Companies maintain a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with GAAP and include those policies and procedures that are designed to (i) provide reasonable assurance that transactions are executed in accordance with management’s general or specific authorizations, (ii) require the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a Group Company’s assets, (iii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in conformity with GAAP, (iv) provide reasonable assurance that receipts and expenditures of the Company are permitted only in accordance with appropriate authorization, (v) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a Group Company’s assets that would have a material effect on the consolidated financial statements, and (vi) provide reasonable assurance that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.08.     Proxy Statement. The information supplied by the Company for inclusion in the Proxy Statement (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 (including any amendment or supplement thereto or document incorporated by reference therein including the notice of the Shareholders’ Meeting and the form of proxy) shall not (a) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to shareholders of the Company or at the time of the Shareholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, MidCo, Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 3.09.     Absence of Certain Changes or Events. Since December 31, 2024, except as expressly contemplated by this Agreement or otherwise disclosed by the Company in the Company SEC Reports, each Group Company has conducted business in all material respects in the ordinary course of business and in a manner consistent with past practice, and (a) there has not been any Company Material Adverse Effect, or any change, event, development, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, and (b) there has not been any receiver, trustee, administrator or other similar person appointed in relation to the affairs of the Company or its property or any part thereof.

Section 3.10.     Absence of Litigation. There is no litigation, hearing, suit, claim, action, proceeding or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company, or any share, security, equity interest, property or asset of any Group Company, before any Governmental Authority which (a) has or would reasonably be expected to have a Company Material Adverse Effect, (b) seeks to enjoin, restrain or prevent the Merger or the other Transactions, or (c) prevents, materially delays or materially impedes or, if decided adversely against the Company, would reasonably be expected to prevent, materially delay or materially impede, the performance by the Company of its obligations under this Agreement or the consummation of the Transactions.

Section 3.11.     Employee Benefit Plans. With respect to each Company Employee Plan, copies of such Company Employee Plan have been disclosed in the Company SEC Reports or have otherwise been made available by the Company to Parent. Each Company Employee Plan has been established, operated and maintained in compliance with its terms and with applicable Law, except for any non-compliance that would not reasonably be expected to be material to the Group Companies taken as a whole.

(a)           All contributions or other amounts payable by a Group Company with respect to each Company Employee Plan in respect of current or prior plan years have been paid or accrued in accordance with generally accepted accounting principles. There are no claims (other than for benefits incurred in the ordinary course) or Actions pending, or, to the knowledge of the Company, threatened against any Company Employee Plan or against the assets of any Company Employee Plan which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries.

(b)           Except as expressly provided under this Agreement, neither the execution of this Agreement, shareholder approval of this Agreement, nor the consummation of the Transactions alone (whether alone or in connection with any additional or subsequent events such as a termination of employment), will (i) entitle any current or former director, employee or consultant of any Group Company to material compensation in the form of a severance payment or similar payment, (ii) accelerate the time of payment or vesting or result in any payment or funding of compensation or benefits under, increase the amount payable or result in any other obligation pursuant to, any of the Company Employee Plans, or (iii) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Employee Plan on or following the Effective Time.

Section 3.12.     Labor and Employment Matters. (a) Except as would not be material to the Group Companies taken as a whole, neither the Company nor any of its Subsidiaries is a party to, or bound by, or currently negotiating in connection with entering into, any collective bargaining agreements or labor contracts or understandings with any labor unions, works councils, or labor organizations. Except for matters that would not, individually or in the aggregate, reasonably be expected to be material to the Group Companies taken as a whole, there is no (i) material unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating to their businesses, (ii) activity or proceeding by a labor union or representative thereof to the knowledge of the Company to organize or represent any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries (each, an “Employee”), or (iii) lockout, strike, slowdown, work stoppage or threat thereof by or with respect to any Employees, and during the last three (3) years there has not been any such action.

(b)           There are no complaints, charges or claims against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened in writing to be brought by or filed with any Governmental Authority or otherwise based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment of any individual by the Company or any of its Subsidiaries that, if individually or collectively resolved against the Company or its Subsidiaries, would reasonably be material to the Group Companies taken as a whole.

(c)           Except as would not have a Company Material Adverse Effect, each Group Company is in compliance with all applicable Laws relating to employment and employment practices, including those related to wages, work hours, shifts, overtime, Social Security Benefits, holidays and leave, collective bargaining terms and conditions of employment and the payment and withholding of Taxes and other sums as required by the competent Governmental Authority and have withheld and paid in full to the competent Governmental Authority, or are holding for payment not yet due to such Governmental Authority, all amounts required to be withheld from or paid with respect to any of its current or former Employees or any other person (including the withholding and payment of all individual income taxes and contributions to Social Security Benefits payable), and is not liable for any arrears of wages, Taxes, penalties or other sums for failure to comply with any of the foregoing. For each and all labor dispatch or similar services received by each Group Company, such Group Company has entered into valid and binding agreements with respect to such services, and such Group Company is not, and, to the knowledge of the Company, the other parties thereto are not, in breach of such agreements that will be material to the Group Companies taken as a whole.

(d)           Since December 31, 2024, neither the Company nor any of its Subsidiaries has engaged in layoffs, facility closings or employment terminations that have resulted in, or would reasonably be expected to result in, material liability to the Company and its Subsidiaries under any state, local or foreign Law or regulation covering or with respect to layoffs or facility closings.

(e)           Each Group Company incorporated in the PRC has entered into labor contracts and confidentiality and non-compete agreements (which contain invention assignment clauses) with each of its Employees in accordance with applicable Law, except where any failure to do so would not, individually or in the aggregate, be material to the Group Companies taken as a whole.

Section 3.13.     Real Property; Title to Assets. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Lease is legal, valid, binding, enforceable and in full force and effect, subject to the Bankruptcy and Equity Exception, and neither any Group Company (as a party to such Lease) nor, to the knowledge of the Company, any other third party to such Lease, is in material breach or default under such Lease. No Group Company owns any real property as of the date of this Agreement.

(b)           Except as would not be material to the Group Companies taken as a whole, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all properties and assets (other than real property) that are necessary to conduct their respective businesses as currently conducted, in each case free and clear of all Liens, except Permitted Encumbrances. The tangible personal property and assets owned or used by the Company and its Subsidiaries (i) are usable in the ordinary course of business and, in all material respects, are adequate and suitable for the uses to which they are being put, and (ii) are in good and working order, reasonable wear and tear and immaterial defects excepted, except for any exception to the foregoing clause (i) or (ii) that would not, individually or in the aggregate, be material to the Group Companies taken as a whole.

(c)           Except as would not be material to the Group Companies taken as a whole, all the cabinets and power bank assets of the Group Companies are in good condition and ready for use of operation, or are undergoing maintenance or repair in the ordinary course of business.

Section 3.14.     Intellectual Property. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries own or possess adequate licenses or other rights to use (in each case, free and clear of any Liens, except for Permitted Encumbrances), all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as currently conducted.

(b)           Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the use of any Intellectual Property in connection with the operation of their respective businesses or otherwise by the Company or its Subsidiaries does not infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any person and is in compliance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use such Intellectual Property. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of, and, to the knowledge of the Company, there is no assertion or claim that (i) it, or the business or activities of the Company or any of its Subsidiaries (including the commercialization and exploitation of their products and services), is infringing upon, misappropriating or otherwise violating any Intellectual Property right of any person, and (ii) if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, no person is infringing or misappropriating any material Intellectual Property owned by the Company or any of its Subsidiaries in any material respect.

(c)           With respect to each Intellectual Property owned by any Group Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, such Group Company is the owner of the right, title and interest in and to such Intellectual Property, and is entitled to use, transfer and license such Intellectual Property in the continued operation of its respective business.

(d)           With respect to each Intellectual Property licensed to any Group Company, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) such Group Company has the right to use such Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such Intellectual Property, and (ii) to the knowledge of the Company, as of the date of this Agreement, no party to any license of such Intellectual Property is in material breach thereof or default thereunder.

(e)           Except as would not be material to the Group Companies taken as a whole, (i) a Group Company owns or has a valid right or license to use or otherwise exploit all Software used in connection with the businesses of the Group Companies as currently conducted, (ii) a Group Company possesses the source code, object code and documentation for all such Software that is proprietary to and owned by any Group Company (the “Company Owned Software”), (iii) no other person has any ownership right or interest in any Company Owned Software, (iv) the Group Companies have not disclosed the source code for any Company Owned Software to any person (other than to Parent and its Representatives for due diligence purposes in connection with the Transactions), and (v) other than those subject to open source license/codes, no such Software is subject to any obligation (including the terms of any open source license) that would require any Group Company to (A) disclose to any person any source code or trade secret that is part of any Company Owned Software, (B) not charge fees or other consideration for such Software, or (C) grant any right to any person to decompile or otherwise reverse-engineer such Software.

(f)           Except as would not be material to the Group Companies taken as a whole, the Company IT Assets are reasonably adequate and sufficient for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s and its Subsidiaries’ businesses and the protection of trade secrets by the Group Companies. The Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices.

Section 3.15.     Privacy and Data Security. (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Group Company complies, and at all times has complied, with all applicable Privacy Laws, applicable Privacy Policies and applicable contractual obligations of the Company and its Subsidiaries governing privacy, data protection, and data security with respect to the Processing of Personal Data by the Company and its Subsidiaries. There is no, and has not been any, (i) Action of any nature pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to privacy, data protection or data security with respect to the Processing of Personal Data by the Company and its Subsidiaries; or (ii) written notice of any actual or asserted non-compliance with any Law to which the Company or any of its Subsidiaries is subject relating to privacy, data protection or data security with respect to the Processing of Personal Data by the Company, except for any exception to the foregoing clause (i) or (ii) that would not, individually or in the aggregate, be material to the Group Companies taken as a whole.

(b)           The IT Assets of the Company and its Subsidiaries, including any portions thereof that are provided or operated by third party service providers, are reasonably adequate and sufficient to protect the privacy and confidentiality of all Personal Data and third party information in compliance with reasonable industry practices and all applicable Privacy Laws and agreements, except to the extent that any failure to do so would not, individually or in the aggregate, be material to the Group Companies taken as a whole.

Section 3.16.     Products. (a) Each of the products produced, manufactured, let or otherwise furnished by or on behalf of any Group Company is, and at all times up to and including the retirement thereof has been, in compliance with all applicable Law in all material respects. Except where such defect or failure to contain adequate warnings would not be material to the Group Companies taken as a whole, there is no design defect with respect to any of such products and each of such products contains adequate warnings, presented in a reasonably prominent manner, in accordance with applicable Law. All aspects (including without limitation specifications) of each of the products produced, manufactured, let or otherwise furnished by or on behalf of any Group Company are, and at all times up to and including the retirement thereof have been, in material compliance with the applicable Material Contracts. The Group Companies have appropriate quality control procedures in place to ensure that their products and services are safe and in all material respects comply with all applicable Laws, contractual specifications and other applicable standards.

(b)           During the past three (3) years, no Group Company has received any notice in connection with any product produced, manufactured, let or otherwise furnished by or on behalf of such Group Company of any claim or allegation against such Group Company, or been a party to, subject to or threatened in writing with, any action against or affecting, such Group Company relating to a breach of product safety regulations under applicable Law or in relation to the production, manufacturing, storage, quality, packaging or labeling of any product produced, manufactured, let or otherwise furnished by or on behalf of such Group Company, in each case except as would not be material to such Group Company. During the past three (3) years, no product has been subject to a voluntary recall by any Group Company, the manufacturer or distributor of such product or any Governmental Authority, nor subject to a written threat of such recall.

Section 3.17.     Taxes. (a) Each Group Company has duly and timely filed all material Tax Returns and reports required to be filed by it and has timely paid and discharged all material Taxes required to be paid or discharged (whether or not reflected on a Tax Return), other than such payments as are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on the Company’s financial statements in accordance with GAAP. All such Tax Returns are true, accurate and complete in all material respects. No Tax authority or agency or other Governmental Authority has asserted or, to the knowledge of the Company, threatened to assert against any Group Company any material deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith. As of the date hereof, there are no pending or, to the knowledge of the Company, threatened Actions for the assessment or collection of any Taxes against any Group Company. No Group Company has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax.

(b)           As of the date hereof, no audit or other examination or administrative, judicial or other proceeding of, or with respect to, any material Tax Return or Taxes of any Group Company is currently in progress, and no Group Company has been notified of any request for, or, to the knowledge of the Company, any threat of, such an audit or other examination or administrative, judicial or other proceeding. As of the date hereof and to the knowledge of the Company, no claim has been made by any Governmental Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by, or to any obligation to file any Tax Return in, such jurisdiction.

(c)           No Group Company incorporated outside the PRC takes the position for tax purposes that it is a “resident enterprise” of the PRC and no Group Company is Tax resident or is required to file a Tax Return in any jurisdiction other than its jurisdiction of formation.

(d)           Except as would not be material to the Group Companies taken as a whole, each Group Company has, in accordance with applicable Law, duly registered with the relevant Governmental Authority, obtained and maintained the validity of all national and local tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Authorities. Each submission made by or on behalf of any Group Company to any Governmental Authority in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates was accurate and complete in all material respects at the time of its submission and none of such Tax exemptions, holidays, deferrals, incentives, or other preferential treatments or rebates contained any material misstatement or material omission that would have affected the granting of such Tax exemptions, holidays, deferrals, incentives or other preferential treatments or rebates. No suspension, revocation or cancellation of any Tax exemptions, holidays, deferrals, incentives, or other preferential treatments or rebates is pending or, to the knowledge of the Company, threatened. The Transactions will not have any material adverse effect on the continued validity and effectiveness of any such Tax exemptions, holidays, deferrals, incentives, or other preferential treatments or rebates and will not result in the claw-back or recapture of any such Tax exemptions, preferential treatments or rebates.

(e)           The Group Companies have complied in all material respects with all applicable Laws relating to (i) the withholding and payment over to the appropriate Governmental Authority of all Taxes required to be withheld by the Group Companies, and (ii) information reporting with respect to, any payment made or received by the Group Companies (including those relating to the individual income tax obligations of the employees of the Group Companies).

(f)           No Group Company is a party to, or liable to any person for any material amount under, any Tax Sharing Agreement.

(g)           No Group Company (i) has ever been a member of an affiliated group filing a consolidated, combined, unitary, affiliated or similar Tax Return (other than a group the common parent of which was a Group Company) or (ii) has any material liability for the Taxes of any person (other than any of the Group Companies due to being a member of a group described in clause (i)), as a transferee or successor, by contract, or otherwise.

(h)           None of the shares, securities, equity interests, property or assets of the Group Companies are subject to Liens for any material Taxes (other than Liens for Taxes that are not yet due).

(i)            None of the Group Companies (i) is or has been treated as a “United States person” for U.S. income tax purposes within the meaning of Section 7701(a)(30) of the Code, (ii) is or has ever been engaged in a trade or business connected with the United States for purposes of Section 864 of the Code (or otherwise for U.S. income tax purposes), (iii) filed or was ever required to file any Tax Returns in the United States or any jurisdiction or subdivision thereof or (iv) filed any entity classification election for U.S. federal income tax purposes.

(j)            Each of the Group Companies is in compliance in all material respects with all transfer pricing documentation and other requirements in all jurisdictions in which such Group Company does business and all material transactions between or among the Group Companies have occurred on arm’s-length terms.

(k)           Each of the Group Companies is tax resident solely in its country of organization. None of the Group Companies has a permanent establishment outside of its jurisdiction of tax residence.

(l)            Each of the Group Companies is in possession of all material records and documentation it is obliged by applicable Law to hold, maintain, preserve, and/or retain for any Tax purpose.

Section 3.18.     No Secured Creditors; Solvency. (a) The Company has no secured creditors holding a fixed or floating security interest.

(b)           No Group Company has taken any steps to seek protection pursuant to any bankruptcy Law, nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any knowledge of any fact which would reasonably lead a creditor to do so. The Group Companies on a consolidated basis are not, as of the date hereof, Insolvent.

Section 3.19.     Material Contracts. (a) Subsections (i) through (xviii) of Section 3.19(a) of the Company Disclosure Schedule set forth an accurate and complete list of all of the following types of Contracts to which any Group Company is a party as of the date hereof, excluding in each case, Contracts under which such Group Company has no material outstanding rights or obligations (such Contracts as are required to be set forth in Section 3.19(a) of the Company Disclosure Schedule being the “Material Contracts”, and each, a “Material Contract”), and, other than this Agreement, none of the Company or any of its Subsidiaries is a party to or bound by any Material Contracts not listed in Section 3.19(a) of the Company Disclosure Schedule:

(i)            any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)           any Contract relating to (A) the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement with any Group Companies making investment in the amount of more than US$2,500,000, (B) strategic cooperation or partnership arrangements, or (C) other similar agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by any Group Company in an amount material to the Company;

(iii)          any Contract involving a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment allowances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business), or investment in, any person other than a Group Company or any Contract relating to the making of any such loan, advance or investment that is material to the financial status of the Company;

(iv)          any Contract involving Indebtedness of the Company or any of its Subsidiaries in excess of US$25,000,000;

(v)           any Contract granting or evidencing a Lien on any material properties or assets of the Company or any of its Subsidiaries, other than a Permitted Encumbrances;

(vi)          any Contract for the acquisition, disposition, sale, transfer or lease (including leases in connection with financing transactions) of properties or assets of the Company or any of its Subsidiaries that have a fair market value or purchase price of more than US$10,000,000 (by merger, purchase or sale of assets or stock or otherwise) or pursuant to which the Company or any of its Subsidiaries have continuing, indemnification, guarantee, “earn-out” or other contingent payment obligations;

(vii)         any Contracts relating to or in connection with any resolution or settlement of any actual or threatened material litigation, arbitration, claim or other dispute in excess of US$1,000,000;

(viii)        any Contract for the employment of any officer, individual employee or other person by the Company or any of its Subsidiaries on a full-time or consulting basis or any severance agreements calling for payments in excess of US$500,000 annually;

(ix)          any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business that is material to the business of the Company;

(x)           any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any person or assets with a purchase price in excess of US$1,000,000;

(xi)          any Contract (other than Contracts granting Company Options) pursuant to which any other party has the right to terminate such Contract as a result of this Agreement or the consummation of the Transactions, including the Merger, where (A) such Contract requires any payment in excess of US$2,000,000 to be made by the Company and/or any of its Subsidiaries or (B) the value of the outstanding receivables due to the Company and/or its Subsidiaries under such Contract is in excess of US$1,000,000;

(xii)         any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guarantee by the Company or any of its Subsidiaries;

(xiii)        any Contract providing for (A) a license, covenant not to sue or other right granted by any person under any Intellectual Property to the Company or any of its Subsidiaries, (B) a license, covenant not to sue or other right granted by the Company or any of its Subsidiaries to any person under any Intellectual Property, other than agreements for off-the-shelf Software, (C) an indemnity of any person by the Company or any of its Subsidiaries against any charge of infringement, misappropriation, unauthorized use or violation of any Intellectual Property right, or (D) any royalty, fee or other amount payable by the Company or any of its Subsidiaries to any person by reason of the ownership, use, sale or disposition of Intellectual Property in each case only if material to the Group Companies taken as a whole;

(xiv)        any Contract granting a right of first refusal, first offer or first negotiation;

(xv)         any Contract outside the ordinary course of business of the Company or not on arm’s length terms between the Company or any of its Subsidiaries, on the one hand, and any Affiliate or other entity in which any Group Company has a direct or indirect equity interest, or director, or executive officer, or any person beneficially owning five percent (5%) or more of the outstanding Equity Securities of any Group Company or any of their respective Affiliates (other than the Group Companies), or Immediate Family Members or any of the respective Affiliates of such Immediate Family Members, on the other hand;

(xvi)        any Contract which have not been covered by subsections (i) through (xiv) and involves consideration of more than US$2,500,000, in the aggregate, over the remaining term of such Contract;

(xvii)       any Contract with a Governmental Authority outside the ordinary course of business; or

(xviii)      any other Contract which could reasonably be expected to have a Company Material Adverse Effect.

(b)           (i) except as would not be material to the Group Companies taken as a whole, each Material Contract is a legal, valid and binding obligation of a Group Company, as applicable, in full force and effect and enforceable against the such Group Company in accordance with its terms, subject to the Bankruptcy and Equity Exception; (ii) to the knowledge of the Company, each Material Contract is a legal, valid and binding obligation of the counterparty thereto, in full force and effect and enforceable against such counterparty in accordance with its terms, subject to the Bankruptcy and Equity Exception, (iii) no Group Company and, to the knowledge of the Company, no counterparty, is or is alleged to be in breach or violation of, or default under, any Material Contract; (iv) to the knowledge of the Company, no person intends to terminate or cancel any Material Contract; (v) no Group Company has received any written claim of default under any such Material Contract and, to the Company’s knowledge, no fact or event exists that would give rise to any claim of default under any Material Contract; and (vi) neither the execution of this Agreement nor the consummation of any Transaction shall constitute a material default under, give rise to cancellation rights under, or otherwise adversely affect any of the material rights of any Group Company under any Material Contract. The Company has furnished or made available to Parent true and complete copies of all Material Contracts, including any amendments thereto.

Section 3.20.     Insurance. The Group Companies maintain policies of insurance covering the Company, the Subsidiaries of the Company or any of their respective directors, legal representatives, employees, properties or asserts, with reputable insurers in such amounts and covering such risks as are in compliance with applicable Laws and in accordance with prevailing industry practice for companies engaged in businesses similar to that of the Group Companies (taking into account the cost and availability of such insurance) in the PRC, including directors and officers insurance in each case in material respects. All such policies are in full force and effect (with all premiums due and payable thereon having been paid in full) in all material respects and will not terminate or lapse by reason of this Agreement or the consummation of any of the Transactions and there is no material claim pending under any of such insurance policies. No notice of cancellation or modification has been received by the Company with respect to any such insurance policy, and there is no existing default or event which, with or without due notice or lapse of time or both, would constitute a material default, by any insured thereunder, except for such defaults that would not have a Company Material Adverse Effect. No Group Company has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business without a significant increase in cost.

Section 3.21.     Interested Party Transactions. The Company has disclosed in the Company SEC Reports each Contract between a Group Company or any of its Subsidiaries, on the one hand, and any related party of the Company, one the other hand, entered into during fiscal years covered by such Company SEC Reports that is required to be disclosed by the Company in accordance with Item 7.B. of Form 20-F under the Exchange Act.

Section 3.22.     Anti-Takeover Provisions. The Company is not party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board has taken all reasonably necessary action so that any takeover, anti-takeover, moratorium, “business combination,” “fair price,” “control share” or other similar Laws enacted under any Laws applicable to the Company, including any such applicable Laws under the CICA, (each, a “Takeover Statute”) does not, and will not, apply to the Company, the Shares, this Agreement or the Transactions, including the Merger.

Section 3.23.     Brokers. Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.24.     Control Documents. (a) Each party to any of the Control Documents has full power and authority to enter into, execute and deliver such Control Document to which it is a party and each other agreement, certificate, document and instrument to be executed and delivered by it pursuant to the Control Documents and to perform the obligations of such party thereunder. The execution and delivery by such party of each Control Document to which it is a party and the performance by such party of its obligations thereunder have been duly authorized by all requisite actions on the part of such party.

(b)           The execution and delivery by each party named in each Control Document, and the performance by such party of its obligations thereunder and the consummation by it of the transactions contemplated therein shall not (i) result in any violation of, be in conflict with, or constitute a default under, with or without the passage of time or the giving of notice, any provision of its corporate documents as in effect, any applicable Law, or any contract to which any Group Company is a party or by which any Group Company is bound in any material respect, (ii) accelerate, or constitute an event entitling any person to accelerate, the maturity of any material Indebtedness or other material liability of any Group Company or to increase the rate of interest presently in effect with respect to any material Indebtedness of any Group Company, or (iii) result in the creation of any Lien upon any of the properties or assets of any Group Company (other than the Liens created by virtue of the execution and delivery of such Control Document).

(c)           All consent, approval, authorization or permit of, or filing with or notification to any Governmental Authority required under any applicable Laws in connection with the Control Documents have been made or unconditionally obtained in writing, and no such consent, approval, authorization, permit, filings or notifications has been withdrawn or is subject to any condition precedent, which has not been fulfilled or performed.

(d)           (i) Each Control Document is duly executed and effective, in proper legal form under applicable PRC Law and constitutes a valid and legally binding obligation of the parties named therein enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and all of such Control Documents taken as a whole are, legal, valid, enforceable and admissible as evidence under PRC Laws in all material respects, (ii) each Control Document is in full force and effect and no party to any Control Document is in breach or default in the performance or observance of any of the terms or provisions of such Control Document in any material respect, and (iii) none of the parties to any Control Document has sent or received any communication regarding termination of or intention not to renew any Control Document, and no such termination or non-renewal has been threatened by any of the parties thereto.

(e)           There have been no disputes, disagreements, claims or any legal proceedings of any nature, raised by any Governmental Authority or any other person, pending or, to the knowledge of the Company, threatened against or affecting any of the Controlled Entities and other Group Companies that (i) challenge the validity or enforceability of any part or all of the Control Documents, individually or taken as a whole, (ii) challenge the “variable interest entity” structure or the ownership structure as set forth in the Control Documents, (iii) claim any ownership, share, equity or interest in the Controlled Entities or other Group Companies, or claim any compensation for not being granted any ownership, share, equity or interest in the Controlled Entities or other Group Companies or (iv) claim any of the Control Documents or the ownership structure thereof or any arrangement or performance of or in accordance with the Control Documents was, is or will violate any PRC Laws.

Section 3.25.     No Other Representations or Warranties. Except for the representations and warranties contained in this Article 3, each of Parent, MidCo and Merger Sub acknowledges that neither the Company nor any other person on behalf of the Company makes any other express or implied representation or warranty with respect to any Group Company or with respect to any other information provided to Parent, MidCo or Merger Sub in connection with the Transactions.

Article 4
Representations and Warranties of Parent, MidCo and Merger Sub

Parent, MidCo and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

Section 4.01.     Organization. Each of Parent, MidCo and Merger Sub is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent, MidCo or Merger Sub or otherwise be materially adverse to the ability of Parent, MidCo or Merger Sub to perform their obligations under this Agreement.

Section 4.02.     Authority Relative to Transaction Documents. Each of Parent, MidCo and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, the Plan of Merger and any other Transaction Document to which such Party is a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions. The execution and delivery by each of Parent, MidCo and Merger Sub of this Agreement, the Plan of Merger and any other Transaction Document to which such Party is a party, and the consummation by Parent, MidCo and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent, MidCo or Merger Sub are necessary to authorize this Agreement, the Plan of Merger or any other Transaction Document to which such Party is a party, or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 4.03(b)). This Agreement has been duly and validly executed and delivered by Parent, MidCo and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent, MidCo and Merger Sub, enforceable against Parent, MidCo and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03.     No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement, the Plan of Merger or any other Transaction Document to which Parent, MidCo or Merger Sub is a party by Parent, MidCo and/or Merger Sub do not, and the performance of this Agreement, the Plan of Merger or any other Transaction Document to which Parent, MidCo or Merger Sub is a party by Parent, MidCo and/or Merger Sub will not, (i) conflict with or violate the memorandum and articles of association of Parent, MidCo or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.03(b) have been obtained and all filings and obligations described in Section 4.03(b) have been made, conflict with or violate any Law applicable to Parent, MidCo or Merger Sub or by which any property or asset of Parent, MidCo or Merger Sub is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien or other encumbrance on any property or asset of Parent, MidCo or Merger Sub pursuant to, any Contract or obligation to which Parent, MidCo or Merger Sub is a party or by which Parent, MidCo or Merger Sub or any property or asset of Parent, MidCo or Merger Sub is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent, MidCo or Merger Sub or otherwise be materially adverse to the ability of Parent, MidCo or Merger Sub to perform its material obligations under this Agreement.

(b)           The execution and delivery of this Agreement, the Plan of Merger or any other Transaction Document to which Parent, MidCo or Merger Sub is a party by Parent, MidCo and/or Merger Sub do not, and the performance of this Agreement, the Plan of Merger and any other Transaction Document to which Parent, MidCo or Merger Sub is a party by Parent, MidCo and Merger Sub and the consummation by Parent, MidCo and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for (i) the filings and/or notices pursuant to Section 13 of the Exchange Act and the rules and regulations thereunder, (ii) compliance with the rules and regulations of NASDAQ, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the CICA and the publication of notification of the Merger in the Cayman Islands Government Gazette pursuant to the CICA, (iv) the PRC Antitrust Clearance, (v) the ODI Approvals and (vi) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Transactions by Parent, MidCo and Merger Sub.

Section 4.04.     Proxy Statement. The information supplied by, or on behalf of, Parent, MidCo or Merger Sub for inclusion in the Proxy Statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) and the Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, by the shareholders of the Company shall not, (a) on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to the shareholders of the Company or at the time of the Shareholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) on the date the Schedule 13E-3 and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, each of Parent, MidCo and Merger Sub makes no representation and warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any of its Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

Section 4.05.     Absence of Litigation. As of the date hereof, (a) there is no Action pending or, to the knowledge of Parent, threatened against Parent, MidCo or Merger Sub or any property or assets of Parent, MidCo or Merger Sub before any Governmental Authority and (b) none of Parent, MidCo or Merger Sub is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority, in each case which seeks to, or would reasonably be expected to prevent or materially impair or delay the consummation of the Merger or other Transactions or otherwise be materially adverse to the ability of Parent, MidCo or Merger Sub to perform their material obligations under the Transaction Documents.

Section 4.06.     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent, MidCo or Merger Sub.

Section 4.07.     Available Funds and Financing. (a) Parent has delivered to the Company true and complete copies of (i) a certain executed commitment letter from the financial institution named therein (as the same may be amended or modified pursuant to Section 6.07), (the “Debt Commitment Letter”) (which, in each case, may be redacted with respect to any provisions that would not affect the conditionality, enforceability, availability, termination or the aggregate principal amount of the Debt Financing), confirming its commitments, subject to the terms and conditions thereof, to provide or cause to be provided the debt amount set forth therein for the purpose of financing the Merger Consideration and any other amounts required to consummate the Transactions (the “Debt Financing”), (ii) the Equity Commitment Letters (together with the Debt Commitment Letter and/or, if applicable, the Alternative Financing Documents, the “Financing Documents”) pursuant to which the Sponsor or its Affiliates named therein has committed to provide or cause to be provided the respective cash amounts set forth therein for the purpose of financing the Merger Consideration and any other amount requires to consummate the Transactions (the “Cash Equity Financing”, and together with the Debt Financing (as amended or modified) and/or the Alternative Financing, collectively, the “Cash Financing”) and (iii) the Support Agreement pursuant to which the Rollover Shareholders have committed to contribute to Parent, immediately prior to the Effective Time, the Rollover Shares (together with the Cash Financing, collectively, the “Financing”). The cash proceeds of the Financing shall be used to, among others, finance the consummation of the Transactions.

(b)           As of the date hereof, (i) each of the Financing Documents and the Support Agreement is in full force and effect and is a legal, valid and binding obligation of Parent, MidCo and/or Merger Sub (subject to the Bankruptcy and Equity Exception) and, to the knowledge of Parent, the other parties thereto (subject to the Bankruptcy and Equity Exception), and (ii) none of the Financing Documents and the Support Agreement has been amended or modified and no such amendment or modification is contemplated (other than as permitted by Section 6.07), and the respective commitments contained in the Financing Documents have not been withdrawn, terminated or rescinded (other than as permitted by Section 6.07). Assuming (A) the Cash Financing is funded in accordance with the Financing Documents and the transactions contemplated by the Support Agreement are consummated in accordance with the terms therein, and (B) the satisfaction of the conditions to the obligation of Parent, MidCo and Merger Sub to consummate the Merger as set forth in Section 7.01 and Section 7.02 or the waiver of such conditions, as of the date hereof, the aggregate cash proceeds contemplated by the Financing Documents will be sufficient for Parent, MidCo and Merger Sub to pay (1) the Merger Consideration, and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith. The Financing Documents contain all of the conditions precedent (or, where applicable, refer to customary conditions precedent for a transaction of the nature contemplated by the Financing Documents) to the obligations of the parties thereunder to make the Cash Financing available to Parent, MidCo and Merger Sub on the terms and conditions contained therein.

(c)           As of the date hereof, no event has occurred, which, with or without notice, lapse of time or both, would constitute or be reasonably expected to constitute a default or breach under the Financing Documents on the part of Parent, MidCo or Merger Sub or, to the knowledge of Parent, any other parties thereto. As of the date of this Agreement, Parent, MidCo and Merger Sub do not have any reason to believe that any of the conditions to the Financing (except with respect to the conditions set forth in Article 7) will not be satisfied or that the Financing will not be available to Parent, MidCo or Merger Sub at the Effective Time.

(d)           Except as set forth in the Financing Documents and the Parent Group Contracts, there are no side letters or other Contracts to which Parent, MidCo or Merger Sub is party that affects the availability of, or modifies, amends or expands the conditions to, or otherwise relates to, the funding of the Financing or the Transactions.

Section 4.08.     Limited Guarantees. Each of the Limited Guarantees has been duly and validly executed and delivered by each Guarantor executing such Limited Guarantee and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of such Guarantor that executed it, enforceable against such Guarantor in accordance with the terms thereof subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of such Guarantor under such Limited Guarantee.

Section 4.09.     Ownership of Shares. As of the date hereof, other than (a) Rollover Shares, and (b) Company Options held by Rollover Shareholders, none of the Consortium Members nor any of their respective Affiliates beneficially own (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in the Company, or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivative securities or otherwise) in, the Company.

Section 4.10.     Capitalization. As of the date of this Agreement, the authorized share capital of Parent is US$50,000, consisting of 50,000 shares, par value of US$1.00 per share, 1,000 of which are outstanding, and have been duly authorized, validly issued, fully paid and non-assessable. The authorized share capital of MidCo is US$50,000, consisting of 50,000 shares, par value of US$1.00 per share, 1,000 of which are outstanding and have been duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding share capital of MidCo is owned by Parent. The authorized share capital of Merger Sub is US$50,000, consisting of 50,000 shares, par value of US$1.00 per share, 1,000 of which are outstanding and have been duly authorized, validly issued, fully paid and non-assessable. All of the issued and outstanding share capital of Merger Sub is owned by MidCo.

Section 4.11.     Solvency. None of Parent, MidCo or Merger Sub is entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors. Assuming (a) the satisfaction or the waiver of the conditions of Parent’s, MidCo’s and Merger Sub’s obligations to consummate the Merger as set forth herein, and (b) the accuracy of the representations and warranties set forth in Article 3 (without giving effect to any qualification as to “materiality,” “Company Material Adverse Effect” or similar standard or qualification set forth therein), immediately after giving effect to all of the Transactions, including the payment of the Merger Consideration and the payment of all other amounts required to be paid in connection with the consummation of the Transactions and the payment of all related fees and expenses, the Surviving Company on a consolidated basis will be solvent (as such term is used under the Laws of the Cayman Islands) as of the Effective Time and immediately after the Effective Time.

Section 4.12.     Parent Group Contracts. Parent has delivered to the Company and the Special Committee a true and complete copy of each of: (a) that certain consortium agreement, dated as of January 5, 2025, by and among the Sponsor and the Management Parties, (b) that certain interim investors agreement, dated as of the date hereof, by and among the Sponsor, the Management Parties, Parent, MidCo and Merger Sub, (c) the Equity Commitment Letters, (d) the Limited Guarantees, and (e) the Support Agreement (each, a “Parent Group Contract” and collectively, the “Parent Group Contracts”), including all amendments thereto or modifications thereof. As of the date hereof, other than the Parent Group Contracts, there are no other Contracts (i) relating to the Transactions between or among two or more of the following persons (including any two of the same category of person): Parent, MidCo, Merger Sub, the Sponsor, any Management Party, or any Rollover Shareholder (or through any of their respective Affiliates), but excluding (A) any agreements between or among any one or more of the foregoing persons solely relating to the Surviving Company following the Effective Time, and (B) any agreements between or among any Rollover Shareholder, any of its Affiliates and the Management Party that controls such Rollover Shareholder for estate planning purposes; (ii) relating to the Transactions between or among Parent, MidCo, Merger Sub, the Sponsor, any Management Party, any Rollover Shareholder, or any of their respective Affiliates, on the one hand, and any member of the Company’s management, any member of the Company Board or any of the Company’s shareholders in their capacities as such (in each case other than the Management Parties), on the other hand; or (iii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

Section 4.13.     Independent Investigation. Parent, MidCo and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis were performed by Parent, MidCo, Merger Sub and their respective Affiliates and Representatives. Each of Parent, MidCo and Merger Sub acknowledges that as of the date hereof, it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent, MidCo and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations, warranties, covenants and agreements of the Company set forth in this Agreement).

Section 4.14.     No Reliance on Company Estimates. The Company has made available to Parent, MidCo and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent, MidCo and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Each of Parent, MidCo and Merger Sub further acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent, MidCo and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that none of Parent, MidCo or Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and none of Parent, MidCo or Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto.

Section 4.15.     No Additional Representations. Except for the representations and warranties contained in this Article 4, none of Parent, MidCo, Merger Sub or any other person on behalf of Parent, MidCo or Merger Sub makes any other express or implied representation or warranty with respect to Parent, MidCo or Merger Sub or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

Article 5
Conduct of Business Pending the Merger

Section 5.01.     Conduct of Business by the Company Pending the Merger. The Company agrees that, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article 8, except as (x) required by applicable Law or (y) expressly permitted or contemplated by this Agreement or the Plan of Merger, unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (i) the businesses of the Group Companies shall be conducted in the ordinary course of business and in a manner consistent with past practice; and (ii) the Company shall use its reasonable best efforts to preserve substantially intact the assets and the business organization of the Group Companies, to keep available the services of the current key officers and key employees of the Group Companies and to maintain in all material respects the current relationships of the Group Companies with existing partners, customers, suppliers and other persons with which any Group Companies has material business relations as of the date hereof.

Without limiting the generality of the foregoing paragraph, from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article 8, except as (x) required by applicable Law or (z) expressly contemplated or permitted by this Agreement, the Company shall not and shall not permit any other Group Company to, directly or indirectly, do or propose to do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)           amend or otherwise change its memorandum and articles of association or equivalent organizational documents, other than those changes to the registered address or business scope of any Subsidiary of the Company as reasonably needed within the ordinary course of business of such Group Company;

(b)           issue, sell, transfer, lease, sublease, license, pledge, dispose of, grant or encumber or create or incur any Lien (other than Permitted Encumbrances), or authorize the issuance, sale, transfer, lease, sublease, license, pledge, disposition, grant or encumbrance or creation or incurrence of any Lien (other than Permitted Encumbrances) of, (i) any shares of any class or other equity interests of any Group Company or any options, warrants, convertible securities or other rights of any kind to acquire any shares of any class or other equity interests of any Group Company (other than in connection with (A) the exercise of any Company Options in accordance with the Company Share Plan, (B) the withholding of Company securities to satisfy tax obligations with respect to Company Options (C) the acquisition by the Company of its securities in connection with the forfeiture of Company Options, or (D) the acquisition by the Company of its securities in connection with the net exercise of Company Options in accordance with the terms thereof), (ii) any property or assets (whether real, personal or mixed, and including leasehold interests and intangible property) of any Group Company with a value or purchase price (including the value of assumed liabilities) in excess of US$10,000,000, except in the ordinary course of business, or (iii) any material Intellectual Property owned by or licensed to any Group Company, except in the ordinary course of business consistent with past practice;

(c)           declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its shares (other than dividends or other distributions from any Subsidiary of the Company to the Company or any of its other wholly-owned Subsidiaries consistent with past practice);

(d)           reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its share capital or securities or other rights exchangeable into or convertible or exercisable for any of its share capital (other than the purchase of Shares to satisfy obligations under the Company Share Plan, including the withholding of Shares in connection with the exercise of Company Options in accordance with the terms and conditions of such Company Options);

(e)           effect or commence any liquidation, dissolution, scheme of arrangement, merger, consolidation, amalgamation, restructuring, reorganization, public offering or similar transaction involving any Group Company, or create any new Subsidiary, other than the Transactions;

(f)           acquire, whether by purchase, merger, spin off, consolidation, scheme of arrangement, amalgamation or acquisition of stock or assets or otherwise, directly or indirectly, any assets, securities or properties, in aggregate, with a value or purchase price (including the value of assumed liabilities) in excess of US$1,000,000 in any transaction or related series of transactions, except in the ordinary course of business;

(g)           make any capital contribution or investment in any corporation, partnership, other business organization or any division thereof in excess of US$2,500,000 in aggregate;

(h)           incur, assume, refinance, alter, amend or modify any Indebtedness, or guarantee any Indebtedness, or issue any debt securities, except for (i) the incurrence or guarantee of Indebtedness under any Group Company’s existing credit facilities as in effect on the date hereof in an aggregate amount not to exceed the maximum amount authorized under the Contracts evidencing such Indebtedness or (ii) not in an aggregate amount in excess of US$25,000,000;

(i)           other than expenditures (or any obligations or liabilities in respect thereof) necessary to maintain assets in good repair consistent with the past practice, authorize, or make any commitment with respect to, any single capital expenditure which is in excess of US$2,500,000 or capital expenditures which are, in the aggregate, in excess of US$5,000,000 for the Group Companies taken as a whole;

(j)           except as required pursuant to any Company Employee Plan or this Agreement, (i) enter into any new employment or compensatory agreements (excluding the renewal of any such agreements), or terminate any such agreements, with any Employee of any Group Company other than the hiring or termination of employees with an aggregate annual compensation of less than US$200,000, (ii) grant or provide any severance or termination payments or benefits to any Employee of any Group Company, in each case, in excess of US$100,000, other than in accordance with applicable Law or pursuant to Contracts that are in force as of the date hereof, (iii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to any Employee of any Group Company except such increases or payments, in the aggregate, do not cause an increase in the labor costs of the Group Companies taken as a whole, by more than three percent (3%), (iv) establish, adopt, amend or terminate any Company Employee Plan or materially amend the terms of any outstanding Company Options, (v) take any action to accelerate the vesting or payment of compensation or benefits under the Company Employee Plan, or (vi) forgive any loans to any Employee of any Group Company;

(k)           issue or grant any Company Option or awards of other types to any person under the Company Share Plan, except any issuance or grant to any person other than the Management Parties or their Affiliates that shall be in the ordinary course of business consistent with past practice and pursuant to the terms of the Company Share Plan;

(l)            make any changes with respect to financial accounting policies or procedures in any material respect, including changes affecting the reported consolidated assets, liabilities or results of operations of the Group Companies, except as required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(m)          enter into any Contract between a Group Company or any of its Subsidiaries, on the one hand, and any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) of any Group Company, one the other hand, except for (i) Contracts solely between the Company and/or its wholly-owned Subsidiaries, (ii) Contracts permitted under Section 5.01(j) or (iii) Contracts that are not material to the Group Companies taken as a whole, and are entered into in the ordinary course of business consistent with past practice and specifically reviewed and approved by the Company’s audit committee;

(n)           terminate or cancel, let lapse, or amend or modify (other than renewals in the ordinary course of business) any insurance policies maintained by it, except, in each case, (i) where such insurance policies are promptly replaced by a comparable amount of insurance coverage, or (ii) as would not be material to the Group Companies taken as a whole;

(o)           enter into, amend, modify, consent to the termination of, or waive, release, compromise or assign any material rights or claims under, any Material Contract (or any Contract that would be a Material Contract if such Contract had been entered into prior to the date hereof) that calls for annual aggregate payments of US$1,500,000 or more or with a term longer than one (1) year which cannot be terminated without material surviving obligations or material penalty upon notice of ninety (90) days or less;

(p)           commence any Action for a claim of more than US$1,000,000 (excluding any Action seeking for an injunctive relief or other similar equitable remedies) or settle, release, waive or compromise any pending or threatened Action of or against any Group Company (i) for an amount in excess of US$1,000,000, (ii) that would impose any material restrictions on the business or operations of any Group Company, or (iii) that is brought by or on behalf of any current, former or purported holder of any share capital or debt securities of any Group Company relating to the Transactions;

(q)           permit any material Intellectual Property owned by any Group Company to lapse or to be abandoned, dedicated, or disclaimed, fail to perform or make any applicable filings, recordings or other similar actions or filings, fail to pay any required fees and Taxes required or advisable to maintain and protect its interest in each and every item of material Intellectual Property owned by any Group Company, or grant or license or transfer to any person any material Intellectual Property owned by any Group Company, in each case, except in the ordinary course of business consistent with past practice;

(r)            fail in any material respect to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder;

(s)           enter into, or propose to enter into, any transaction involving any “earn-out” or similar payment payable by any Group Company, to any person, other than payments in the ordinary course of business, in each case, except for any transaction or payment that would not be material to the Group Companies taken as a whole;

(t)            engage in the conduct of any new line of business outside the ordinary course of business and material to the Group Companies taken as a whole;

(u)           make or change any material Tax election, amend any material Tax Return, enter into any material closing agreement or seek any ruling from any Governmental Authority with respect to material Taxes, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy or Action with respect to Taxes, enter into any material Tax Sharing Agreement, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes, materially change any method of Tax accounting or Tax accounting period, initiate any voluntary Tax disclosure to any Governmental Authority, or incur any material amount of Taxes outside of the ordinary course of business;

(v)           grant any fixed or floating security interests of the Company (except for any Permitted Encumbrances or in connection with the Debt Financing); or

(w)          announce an intention, enter into any formal or informal agreement or otherwise make a binding commitment, to do any of the foregoing.

Section 5.02.     Compliance. During the period from the date of this Agreement until the earlier of the Effective Time and termination of this Agreement pursuant to Article 8, the Company shall ensure that each Group Company will conduct its business in compliance with all applicable Laws in all material respects, and obtain, make and maintain in effect, all consents, approvals, authorizations or permits of, or filings with or notifications to, the relevant Governmental Authority or other person required in respect of the due and proper establishment and operations of such Group Company in accordance with applicable Laws.

Section 5.03.     Conduct of Parties. Each Party agrees that, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 8, such Party shall not, and shall cause its Subsidiaries (if any) not to, take any action that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially impede, interfere with, hinder or materially delay the Transactions or result in any of the conditions to effecting the Merger becoming incapable of being satisfied or have a Company Material Adverse Effect (in case of the Company).

Section 5.04.     No Control of Other Party’s Business. Except as otherwise expressly provided herein, nothing contained in this Agreement is intended to give Parent, MidCo or Merger Sub, directly or indirectly, the right to control or direct the Company’s or the Company’s Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article 6
Additional Agreements

Section 6.01.     Proxy Statement and Schedule 13E-3. (a) As soon as practicable following the date of this Agreement, but in any event within twenty-one (21) days after the date hereof, the Company, with the assistance of Parent, MidCo and Merger Sub, shall prepare and cause to be filed with the SEC a proxy statement relating to the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, by the shareholders of the Company by the Requisite Company Vote including a notice convening the Shareholders’ Meeting in accordance with the Company’s articles of association (such proxy statement and notice, as amended or supplemented, being referred to herein as the “Proxy Statement”). Concurrently with the preparation of the Proxy Statement, the Company, Parent, MidCo and Merger Sub shall jointly prepare and cause to be filed with the SEC a Rule 13e-3 transaction statement on Schedule 13E-3 relating to the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, by the shareholders of the Company (such Schedule 13E-3, as amended or supplemented, being referred to herein as the “Schedule 13E-3”). Parent, MidCo and Merger Sub shall, and shall cause the Management Parties, the Rollover Shareholders and the Sponsor to, timely furnish all information as the Company may reasonably request in connection with such actions and preparation of the Proxy Statement and the Schedule 13E-3, in each case, within fourteen (14) days after the date of such request. Each of the Company, Parent, MidCo and Merger Sub shall use its reasonable best efforts to ensure that the Proxy Statement and the Schedule 13E-3 comply in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each of the Company, Parent, MidCo and Merger Sub shall use its reasonable best efforts to respond promptly to any comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3. Each of Parent, MidCo and Merger Sub shall provide reasonable assistance and cooperation to the Company in the preparation, filing and distribution of the Proxy Statement, the Schedule 13E-3 and the resolution of comments from the SEC. Upon its receipt of any comments (written or oral) from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and the Schedule 13E-3, the Company shall promptly notify Parent, MidCo and Merger Sub and in any event within thirty-six (36) hours and shall provide Parent, MidCo and Merger Sub with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand. Prior to filing the Schedule 13E-3 or mailing the Proxy Statement (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company (i) shall provide Parent, MidCo and Merger Sub with a reasonable period of time to review and comment on such document or response and (ii) shall consider in good faith all additions, deletions or changes reasonably proposed by Parent in good faith. If at any time prior to the Shareholders’ Meeting, any information relating to the Company, Parent, MidCo, Merger Sub or any of their respective Affiliates, officers or directors, is discovered by the Company, Parent, MidCo or Merger Sub that should be set forth in an amendment or supplement to the Proxy Statement and/or the Schedule 13E-3 so that the Proxy Statement and/or the Schedule 13E-3 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party that discovers such information shall promptly notify the other Parties and the Company shall file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate to the shareholders of the Company. Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 6.04, with respect to any disclosure regarding a Change in the Company Recommendation made in accordance with and not in violation of this Agreement, the Company shall not be required to provide Parent, MidCo or Merger Sub with the opportunity to review or comment on (or include comments proposed by Parent, MidCo or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or another filing by the Company with the SEC, with respect to such disclosure.

(b)           Each of Parent, MidCo, Merger Sub and the Company agrees, as to itself and its respective Affiliates or Representatives, that none of the information supplied or to be supplied by Parent, MidCo, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the Transactions, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent, MidCo, Merger Sub and the Company further agrees that all documents that such Party is responsible for filing with the SEC in connection with the Merger will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act and any other applicable Laws and that all information supplied by such Party for inclusion or incorporation by reference in such document will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, any event or circumstance relating to Parent, MidCo, Merger Sub or the Company, or their respective officers or directors, should be discovered which should be set forth in an amendment or a supplement to the Proxy Statement or the Schedule 13E-3 so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party discovering such event or circumstance shall promptly inform the other Parties and an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to the shareholders of the Company to the extent required by Law; provided, that prior to such filing, the Company and Parent, as the case may be, shall consult with each other with respect to such amendment or supplement and shall afford the other Party and its Representatives a reasonable opportunity to comment thereon.

Section 6.02.     Company Shareholders’ Meeting. (a) The Company shall establish a record date for determining shareholders of the Company entitled to vote at the Shareholders’ Meeting (the “Record Date”) in consultation with Parent and shall not change such Record Date or establish a different record date for the Shareholders’ Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), unless required to do so by applicable Law or the memorandum and articles of association of the Company; and in the event that the date of the Shareholders’ Meeting as originally called is for any reason adjourned, postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, the Company shall implement such adjournment, postponement or other delay in such a way that the Company does not establish a new Record Date for the Shareholders’ Meeting, as so adjourned, postponed or delayed, except as required by applicable Laws or the memorandum and articles of association of the Company. As soon as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 or that it is not reviewing the Schedule 13E-3 but in any event no later than fourteen (14) days after such confirmation, the Company shall (i) mail or cause to be mailed the Proxy Statement to the holders of Shares (and concurrently furnish the Proxy Statement under Form 6-K), including Shares represented by ADSs, as of the Record Date, which Shareholders’ Meeting the Company shall duly convene and cause to occur as soon as practicable but in any event no later than forty (40) days following the mailing of the Proxy Statement, for the purpose of voting upon the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and (ii) instruct the Depositary to (A) fix the Record Date as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders, and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders. Subject to Section 6.02(b), without the consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, are the only matters (other than procedural matters) that shall be proposed to be voted upon by the shareholders of the Company at the Shareholders’ Meeting.

(b)           As soon as practicable but in any event no later than forty (40) days following the mailing of the Proxy Statement, the Company shall hold the Shareholders’ Meeting. Subject to this Section 6.02 and Section 6.04, (i) the Company Board shall recommend to holders of Shares that they authorize and approve this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and shall include such recommendation in the Proxy Statement, and (ii) the Company shall use its reasonable best efforts in accordance with applicable Law and the memorandum and articles of association of the Company to solicit from its shareholders proxies in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and shall take all other action necessary or advisable to secure the Requisite Company Vote. In the event that subsequent to the date hereof, the Company Board makes a Change in the Company Recommendation or any Superior Proposal is commenced, publicly proposed or disclosed, or otherwise communicated to the Company or any other person, the Company shall nevertheless submit this Agreement, the Plan of Merger and the Transactions, including the Merger, to the holders of Shares for authorization and approval at the Shareholders’ Meeting in accordance with this Section 6.02, unless this Agreement shall have been terminated in accordance with its terms prior to the Shareholders’ Meeting.

(c)           Notwithstanding Section 6.02(b), (i) the Company may, after consultation in good faith with Parent, and (ii) the Company shall, upon written request of Parent, in each case, adjourn or recommend the adjournment of the Shareholders’ Meeting to its shareholders (A) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Shares within a reasonable amount of time in advance of the Shareholders’ Meeting, (B) as otherwise required by applicable Law, or (C) if as of the time for which the Shareholders’ Meeting is scheduled as set forth in the Proxy Statement, there are insufficient Shares represented (in person or by proxy) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting. If the Shareholders’ Meeting is adjourned, the Company shall convene and hold the Shareholders’ Meeting as soon as reasonably practicable thereafter, subject to the immediately preceding sentence, provided that, the Company shall not recommend to its shareholders the adjournment of the Shareholders’ Meeting to a date that is less than five (5) Business Days prior to the Termination Date.

(d)           Parent may request that the Company adjourn the Shareholders’ Meeting for up to ninety (90) days (but in any event no later than five (5) Business Days prior to the Termination Date), (i) if as of the time for which the Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) (A) to constitute a quorum necessary to conduct the business of the Shareholders’ Meeting or (B) voting in favor of the authorization and approval of this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, to obtain the Requisite Company Vote or (ii) in order to allow reasonable additional time for (A) the filing and mailing of, at the reasonable request of Parent, any supplemental or amended disclosure and (B) such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Shareholders’ Meeting, in which event the Company shall, in each case, cause the Shareholders’ Meeting to be adjourned in accordance with Parent’s request.

(e)           At the Shareholders’ Meeting, Parent shall: (i) cause all of the Shares (if any) beneficially owned by Parent, MidCo or Merger Sub or with respect to which Parent, MidCo or Merger Sub otherwise has, directly or indirectly, voting power to be represented at the Shareholders’ Meeting for purposes of constituting a quorum necessary to conduct the business of the Shareholders’ Meeting and to be voted in favor of the adoption of this Agreement and approval of the consummation of the Transactions, including the Merger, and (ii) use reasonable best efforts to cause the Rollover Shares to be represented at the Shareholders’ Meeting for purposes of constituting a quorum necessary to conduct the business of the Shareholders’ Meeting and to be voted in favor of the adoption of this Agreement and approval of the consummation of the Transactions, including the Merger, in each case pursuant to the agreement of the Rollover Shareholders set forth in the Support Agreement.

Section 6.03.     Access to Information. (a) From the date hereof until the earlier of the Effective Time and termination of this Agreement pursuant to Article 8 and subject to applicable Law and the Confidentiality Agreements, upon reasonable advance notice in writing from Parent, the Company shall (i) provide to Parent (and Parent’s officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources (including potential sources) and other authorized representatives of Parent and such other parties, collectively, “Representatives”) reasonable access during normal business hours to the offices, properties, books and records of any Group Company, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such persons may reasonably request in writing, and (iii) instruct its and its Subsidiaries’ employees, legal counsel, financial advisors, auditors and other Representatives to reasonably cooperate with Parent and its Representatives in their investigation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the employees of the Company or its Subsidiaries of their duties.

(b)           Notwithstanding anything to the contrary in Section 6.03(a), nothing in this Agreement shall require the Company or any of its Subsidiaries to provide Parent or any of its Representatives with access to any books, records, documents or other information to the extent that (i) such books, records, documents or other information is subject to any confidentiality agreement with a Third Party (provided that at the request of Parent, the Company shall use its reasonable best efforts to obtain a waiver from such Third Party), (ii) the disclosure of such books, records, documents or other information would result in the loss of attorney-client privilege, work product doctrine or other applicable privilege which could not be reasonably remedied by use of common interest agreements or other methods to maintain such privilege, or (iii) the disclosure of such books, records, documents or other information is prohibited by applicable Law or Order.

(c)           All information provided or made available pursuant to this Section 6.03 to Parent or its Representatives shall be subject to the Confidentiality Agreements.

(d)           No investigation pursuant to this Section 6.03 shall affect any representation or warranty in this Agreement of any Party or any condition to the obligations of the Parties.

Section 6.04.     No Solicitation of Transactions; Change in Company Recommendation. (a) Until the earlier of the Effective Time and termination of this Agreement pursuant to Article 8, except pursuant to Section 6.04(b), the Company agrees that neither it nor any of its Subsidiaries will, and that it will cause its and its Subsidiaries’ Representatives (including any investment banker, attorney or accountant retained by any Group Company) not to, in each case, directly or indirectly, (i) solicit, initiate, knowingly encourage (including by way of furnishing nonpublic information concerning any Group Company), or take any other action to knowingly facilitate, any inquiries or the making of any proposal or offer (including any proposal or offer to its shareholders) that constitutes, or may reasonably be expected to lead to, any Competing Transaction, (ii) enter into, maintain or continue discussions or negotiations with, or provide any nonpublic information concerning any Group Company to, any Third Party in furtherance of such inquiries or to obtain a proposal or offer for a Competing Transaction, (iii) agree to, approve, endorse, recommend or consummate any Competing Transaction or enter into any written letter of intent or Contract (other than an Acceptable Confidentiality Agreement) or commitment contemplating or otherwise relating to any Competing Transaction or requiring the Company to abandon this Agreement or any of the Transactions, including the Merger (in each case, other than as permitted pursuant to Section 6.04(c)), (iv) grant any waiver, amendment or release under any standstill, confidentiality or similar agreement or Takeover Statutes (and the Company shall promptly take all reasonable action necessary to terminate or cause to be terminated any such waiver previously granted with respect to any provision of any such confidentiality, standstill or similar agreement or Takeover Statute and to enforce each such confidentiality, standstill and similar agreement), provided that (x) if the Company Board determines in its good faith judgment upon the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such provision to the extent necessary to permit the person bound by such provision to propose a Competing Transaction to the Company Board, and (y) such restriction shall not apply if the Company releases or waives the corresponding provision in the Confidentiality Agreements, or (v) resolve, propose or agree, or authorize or permit any Representative of the Company or any of its Subsidiaries, to do any of the foregoing. The Company shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours), in writing, of any proposal or offer regarding a Competing Transaction, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments) and providing, if applicable, copies of any written requests, proposals or offers, including proposed agreements, and (y) the identity of the party making such proposal or offer or inquiry or contact. The Company shall keep Parent informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations) of the status and terms of any such proposal, offer, inquiry, contact or request and of any material changes in the status and terms of any such proposal, offer, inquiry, contact or request (including the material terms and conditions thereof). Without limiting the foregoing, the Company shall provide Parent with forty-eight (48) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is reasonably expected to consider any Competing Transaction. The Company shall, and shall cause its Subsidiaries and the Representatives of the Company and its Subsidiaries to, immediately cease and terminate all existing discussions or negotiations with any parties conducted heretofore with respect to a Competing Transaction and immediately revoke or withdraw access of any Third Party to any data room containing any nonpublic information concerning any Group Company and request, and use its reasonable efforts to cause, all such Third Parties to promptly return or destroy all such nonpublic information. The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Third Party subsequent to the date of this Agreement which prohibits the Company from providing such information to Parent.

(b)           Notwithstanding anything to the contrary in Section 6.04(a), at any time prior to the receipt of the Requisite Company Vote, following the receipt of an unsolicited, written, bona fide proposal or offer regarding a Competing Transaction which was not obtained in violation of this Section 6.04 (other than any immaterial non-compliance that does not adversely affect Parent, MidCo or Merger Sub), the Company and its Representatives may, with respect to such proposal or offer and acting only under the direction of the Special Committee:

(i)             contact the person who has made such proposal or offer solely to clarify and understand the terms and conditions thereof to the extent the Special Committee shall have determined in good faith that such contact is necessary to determine whether such proposal or offer constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal;

(ii)            provide information in response to the request of the person who has made such proposal or offer, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed Acceptable Confidentiality Agreement, provided that the Company shall concurrently make available to Parent any nonpublic material information concerning the Company and the Subsidiaries that is provided to any such person and that was not previously made available to Parent or its Representatives; and

(iii)           engage or participate in any discussions or negotiations with the person who has made such proposal or offer;

provided, that prior to taking any actions described in clause (ii) or (iii) above, the Special Committee has (A) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that such proposal or offer constitutes or could reasonably be expected to result in a Superior Proposal, (B) determined, in its good faith judgment, after consultation with its financial advisor and outside legal counsel, that, in light of such Superior Proposal, failure to take such action would be inconsistent with the fiduciary duties of the Company Board under applicable Law, and (C) provided written notice to Parent at least forty-eight (48) hours prior to taking any such action.

(c)            Except as set forth in Section 6.04(d) (and, solely with respect to sub-clauses (i)(A), (B), (F) and (G) of this Section 6.04(c), Section 6.04(h)), neither the Company Board nor any committee thereof shall (i) (A) change, withhold, withdraw (or not continue to make), qualify or modify (or publicly propose to change, withhold, withdraw (or not continue to make), qualify or modify), in a manner adverse to Parent, the Company Recommendation, (B) fail to make the Company Recommendation or fail to include the Company Recommendation in the Proxy Statement, (C) adopt, approve or recommend, or publicly propose to adopt, approve or recommend to the shareholders of the Company, a Competing Transaction, (D) if a tender offer or exchange offer that constitutes a Competing Transaction is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement thereof, provided that a customary “stop, look and listen” communication by the Company Board pursuant to Rule 14d−9(f) of the Exchange Act or a statement that the Company Board has received and is currently evaluating such Competing Transaction shall not be prohibited, (E) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Transaction, (F) fail to publicly reaffirm the Company Recommendation within ten (10) Business Days after Parent so requests in writing, or (G) take any action or make any statement inconsistent with the Company Recommendation (any of the foregoing, a “Change in the Company Recommendation”), or (ii) recommend, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other or similar document or Contract with respect to any Competing Transaction other than an Acceptable Confidentiality Agreement entered into in compliance with Section 6.04(b) (an “Alternative Acquisition Agreement”).

(d)           Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if the Company has received a bona fide written proposal or offer with respect to a Competing Transaction which was not withdrawn and which was not obtained in violation of Section 6.04 (other than any immaterial non-compliance that does not adversely affect Parent, MidCo or Merger Sub) and the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that such proposal or offer constitutes a Superior Proposal and failure to make a Change in the Company Recommendation with respect to such Superior Proposal would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, the Company Board may, upon the recommendation of the Special Committee, or the Special Committee may, (i) effect a Change in the Company Recommendation, and/or (ii) with respect to such Superior Proposal, authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and enter into an Alternative Acquisition Agreement, but in each case only if:

(A)          the Company shall have complied with the requirements of Section 6.04(a) and Section 6.04(b) with respect to such proposal or offer (other than any immaterial non-compliance that does not adversely affect Parent, MidCo or Merger Sub); and

(B)           each of the following obligations or conditions shall have been satisfied prior thereto:

(1)     the Company shall have provided at least five (5) Business Days’ (the “Superior Proposal Notice Period”) prior written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and indicating that the Company Board intends to effect a Change in the Company Recommendation and/or authorize the Company to terminate this Agreement in accordance with Section 8.03(c) and the manner in which it intends (or may intend) to do so, it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change in the Company Recommendation;

(2)     the Company shall have negotiated with and caused its financial and legal advisors to negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Financing, so that such proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal would cease to constitute a Superior Proposal;

(3)     the Company shall have permitted Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement, the Financing and any adjustments with respect thereto (to the extent Parent desires to make such presentation); provided that any material modifications to a proposal or offer that the Company Board has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.04, provided, further, that with respect to such new Superior Proposal, the Superior Proposal Notice Period shall be deemed to be a three (3)-Business-Day period rather than the five (5)-Business-Day period first described above; and

(4)     following the end of such five (5)-Business-Day period or three (3)-Business-Day period (as applicable), the Company Board shall have determined, in its good faith judgment upon the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), after taking into account any changes to this Agreement and the Financing proposed by Parent in response to the Notice of Superior Proposal or otherwise, that the proposal or offer with respect to the Competing Transaction giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.

(e)            None of the Company, the Company Board or any committee of the Company Board shall enter into any Contract with any Third Party to limit or not to give prior notice to Parent of its intention to effect a Change in the Company Recommendation.

(f)             Nothing contained in this Section 6.04 shall be deemed to prohibit the Company, the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state or non-U.S. Law with regard to a Competing Transaction, including taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer); provided that any such disclosure (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the Company Board or the Special Committee, as applicable, has received and is currently evaluating such Competing Transaction) that is not an express rejection of any applicable Competing Transaction or an express reaffirmation of its recommendation in favor of the Transactions shall be deemed to be a Change in the Company Recommendation, or (ii) making any “stop-look-and-listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(g)            Prior to the termination of this Agreement pursuant to Article 8, the Company shall not submit to the vote of its shareholders any Competing Transaction or enter into any Alternative Acquisition Agreement or propose to do so.

(h)            From the date of this Agreement and at any time prior to the receipt of the Requisite Company Vote, if an Intervening Event has occurred and the Company Board determines, in its good faith judgement upon the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), that failure to make a Change in the Company Recommendation with respect to such Intervening Event would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, the Company Board may, upon the recommendation of the Special Committee, or the Special Committee may, (i)  effect a Change in the Company Recommendation, and (ii) with respect to such Intervening Event, concurrently authorize the Company to terminate this Agreement in accordance with Section 8.03(d), but in each case only if:

(A)           the Company shall have provided at least five (5) Business Days’ prior written notice to Parent advising Parent that the Company Board intends to effect a Change in the Company Recommendation and concurrently authorize the Company to terminate this Agreement in accordance with Section 8.03(d) in connection with such Intervening Event, which notice shall specify the nature and facts of such Intervening Event in reasonable detail;

(B)           after providing such notice under Section 6.04(h)(A), and prior to the Company Board making such Change in the Company Recommendation and concurrently authorizing the Company to terminate this Agreement in accordance with Section 8.03(d) in connection with such Intervening Event, the Company shall have negotiated with and caused its financial and legal advisors to negotiate in good faith with Parent and its Representatives during such five (5)-Business-Day period (to the extent Parent desires to negotiate) to make such revisions to the terms of this Agreement and the Financing in a manner that obviates the need for such Change in the Company Recommendation in connection with such Intervening Event or so that the failure to effect a Change of Recommendation in connection with such Intervening Event would no longer be inconsistent with the directors’ fiduciary duties under applicable Law;

(C)           the Company shall have permitted Parent and its Representatives to make a presentation to the Company Board and the Special Committee regarding this Agreement, the Financing and any adjustments with respect thereto (to the extent Parent desires to make such presentation); and

(D)           following the end of such five (5)-Business-Day period, the Company Board shall have determined, in its good faith judgment upon the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), after taking into account any changes to this Agreement and the Financing proposed by Parent in response to such notice under Section 6.04(h)(A), that failure to make a Change of Recommendation with respect to such Intervening Event would still be inconsistent with the directors’ fiduciary duties under applicable Law.

(i)            The Company shall promptly inform its Representatives of the obligations applicable to such Representatives in this Section 6.04.

Section 6.05.     Directors’ and Officers’ Indemnification and Insurance. (a) The indemnification, advancement and exculpation provisions of the indemnification agreements by and among the Company and its directors and certain executive officers as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors or officers of the Company or any of its Subsidiaries. The memorandum and articles of association of the Surviving Company shall contain provisions no less favorable to the intended beneficiaries with respect to exculpation and indemnification of liability and advancement of expenses than are set forth in the memorandum and articles of association of the Company as in effect on the date hereof, and the Surviving Company and Parent shall cause such provisions not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by Law. From and after the Effective Time, any agreement of any Indemnified Party with the Company or any of its Subsidiaries regarding exculpation or indemnification of liability or advancement of expenses shall be assumed by the Surviving Company, shall survive the Merger and shall continue in full force and effect in accordance with its terms.

(b)           The Surviving Company shall, and Parent shall cause the Surviving Company to, maintain in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time, including acts or omissions occurring in connection with this Agreement and the consummation of the Transactions (the parties covered thereby, the “Indemnified Parties”) on terms with respect to coverage and amount no less favorable to the Indemnified Parties than those in effect as of the Effective Time; provided, however, that the Surviving Company may substitute therefor policies of at least the same coverage containing terms, conditions, retentions and limits of liability that are no less favorable than those provided under the Company’s current policies; provided, further, that in no event shall the Surviving Company be required to expend pursuant to this Section 6.05(b) more than an amount per year equal to 300% of current annual premiums paid by the Company for such insurance (the “Maximum Annual Premium”), and if the cost of such insurance policy exceeds such amount, then the Surviving Company shall obtain a policy with the greatest coverage for a cost not exceeding such amount. In lieu of maintaining the directors’ and officers’ liability insurance policies contemplated by this Section 6.05(b), the Company may and, at Parent’s request, the Company shall, purchase a six (6)-year “tail” prepaid policy prior to the Effective Time on terms, conditions, retentions and limits of liability no less advantageous to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company so long as the annual cost of such policy does not exceed the Maximum Annual Premium. If such “tail” prepaid policies have been obtained by the Company prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations of Parent or the Surviving Company under this Section 6.05(b) shall terminate.

(c)           Subject to the terms and conditions of this Section 6.05, from and after the Effective Time, the Surviving Company shall comply, and Parent shall cause the Surviving Company to comply, with all of the Company’s obligations, and each of the Surviving Company and Parent shall cause its Subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds for expenses) (i) the Indemnified Parties against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (x) the fact that an Indemnified Party is or was a director, officer or employee of the Company or any of its Subsidiaries or (y) any acts or omissions occurring or alleged to have occurred (including acts or omissions with respect to the approval of this Agreement or the Transactions or arising out of or pertaining to the Transactions and actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party) prior to or at the Effective Time, to the extent provided under the Company’s or such Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof (true and complete copies of which shall have been delivered to Parent prior to the date hereof) and to the fullest extent permitted by the CICA or any other applicable Law, provided, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law; and (ii) such persons against any and all Damages arising out of acts or omissions in such persons’ official capacity as an officer, director or other fiduciary in the Company or any of its Subsidiaries if such service was at the request or for the benefit of the Company or any of its Subsidiaries.

(d)           In the event the Company or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.05.

(e)           The agreements and covenants contained in this Section 6.05 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries, under the CICA or other applicable Law, or otherwise. The provisions of this Section 6.05 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third party beneficiary of the provisions of this Section 6.05. The obligations of Parent and the Surviving Company under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f)            Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy or other agreement that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.05 is not prior to or in substitution for any such claims under any such policies.

Section 6.06.     Notification of Certain Matters. Subject to applicable Law and the terms and conditions of this Agreement, each of the Company and Parent shall promptly notify the other in writing of:

(a)           any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Transactions;

(b)           any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)           any Actions commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent, MidCo or Merger Sub, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed by such party pursuant to any of such Party’s representations and warranties contained herein, or that relate to such Party’s ability to consummate the Transactions; and

(d)           a breach of any representation or warranty or failure to perform any covenant or agreement set forth in this Agreement on the part of such Party having occurred that would cause the conditions set forth in Section 7.01, Section 7.02 or Section 7.03 not to be satisfied;

together, in each case, with a copy of any such notice, communication or Action; provided that the delivery of any notice pursuant to this Section 6.06 shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice; provided further, that failure to give prompt notice pursuant to Section 6.06(d) shall not constitute a failure of a condition to the Merger set forth in Article 7 except to the extent that the underlying breach of a representation or warranty or failure to perform any covenant or agreement not so notified would, standing alone, constitute such a failure.

Section 6.07.     Financing. (a) Subject to the terms and conditions of this Agreement, Parent shall use its reasonable best efforts to (i) obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter or on other terms and conditions not materially less favorable to MidCo than those described in the Debt Commitment Letter (in each case, as may be reasonably determined by Parent), (ii) maintain in effect the Debt Commitment Letter until the Transactions are consummated, and (iii) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Debt Commitment Letter applicable to MidCo that are within its control; provided that MidCo may amend or modify the Debt Commitment Letter, and/or elect to replace all or any portion of the Debt Financing or increase the amount of debt financing to be obtained with alternative debt financing (the “Alternative Financing”), in each case so long as (A) the aggregate proceeds of the Cash Financing will be sufficient for Parent to pay (1) the Merger Consideration, and (2) any other amounts required to be paid in connection with the consummation of the Transactions upon the terms and conditions contemplated hereby and (B) such amendment or modification or the Alternative Financing would not prevent, materially delay or materially impede or impair the ability of Parent to consummate the Transactions. Parent shall deliver to the Company true and complete copies of all Contracts or other arrangements pursuant to which any alternative sources have committed to provide the Alternative Financing (the “Alternative Financing Documents”) (except for customary engagement and fee letters) as promptly as practicable after execution thereof. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter and to the extent is not replaced by the Alternative Financing, Parent shall promptly notify the Company.

(b)           Notwithstanding anything to the contrary contained in this Agreement, nothing contained in Section 6.07(a) shall require, and in no event shall the reasonable best efforts of Parent be deemed or construed to require, Parent to pay any fees in excess of, or agree to “market flex” provisions less favorable to Parent or the Surviving Company (or any of their Affiliates) than, those contemplated by the Debt Commitment Letter and/or, if applicable, the Alternative Financing Documents (in each case, whether to secure waiver of any conditions contained therein or otherwise).

(c)           Subject to applicable Law and the terms and conditions of this Agreement, Parent, MidCo and Merger Sub agree not to amend, modify or waive any provision of the Financing Documents, if such amendment, modification or waiver reduces (or would reduce) the aggregate amount of the Cash Financing or imposes new or additional conditions or otherwise expands, amends or modifies the conditions to the Cash Financing in a manner that would be expected to prevent or materially delay the ability of the Company, Parent, MidCo or Merger Sub to consummate the Transactions or otherwise adversely impact the ability of Parent, MidCo or Merger Sub to enforce its rights against the other parties to the Financing Documents. Parent shall give the Company prompt notice (i) upon becoming aware of any breach of any provision of, or termination by any party to, the Financing Documents or (ii) upon the receipt of any written notice from any person with respect to any threatened breach or threatened termination of the Financing Documents.

(d)           The Company agrees to provide, and shall cause each of its Subsidiaries and each of their respective Representatives to provide to Parent, all reasonable cooperation as may be requested by Parent or its Representatives in connection with the Debt Financing and/or Alternative Financing and the Transactions, including:

(i)             participation in meetings, presentations, due diligence sessions, road shows, sessions with rating agencies and other meetings, including arranging for reasonable direct contact between senior management, representatives and advisors of the Company or its Subsidiaries with Representatives of Parent and any sources or prospective sources of the Debt Financing and/or Alternative Financing;

(ii)            assisting in the preparation of offering memoranda, private placement memoranda, bank information memoranda, prospectuses, rating agency presentations, other marketing documents and similar documents reasonably requested by Parent or its Representatives in connection with the Debt Financing and/or Alternative Financing (including using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing and/or Alternative Financing and delivery of one or more customary representation letters);

(iii)           as promptly as practicable, furnishing Parent and any sources or prospective sources of the Debt Financing and/or Alternative Financing with financial and other pertinent information (including without limitation, certifying in writing by an authorized representative of the Company, the allocation of the Available Cash between retained earnings of the relevant Subsidiaries of the Company and other cash) regarding the Company and its Subsidiaries as may be reasonably requested by Parent or any sources or prospective sources of the Debt Financing and/or Alternative Financing and is reasonably available to the Company (the “Required Information”) and using reasonable best efforts to cause the Company’s independent accountants to provide assistance and cooperation in connection therewith to Parent and any sources or prospective sources of the Debt Financing and/or Alternative Financing;

(iv)           reasonably cooperating with advisors, consultants and accountants of Parent or any sources or prospective sources of the Debt Financing and/or Alternative Financing with respect to the conduct of any examination, appraisal or review of the financial condition or any of the assets or liabilities of the Company or any of its Subsidiaries, including for the purpose of establishing collateral eligibility and values;

(v)            assisting in the preparation of one or more credit agreements, note purchase agreements, indentures and/or other instruments, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be requested by Parent and otherwise facilitating the pledging of collateral;

(vi)           (A) to the extent necessary in connection with the Debt Financing and/or Alternative Financing and not prohibited by applicable Laws, facilitating the granting of guaranty, security or pledging of collateral and (B) executing and delivering any guaranty, pledge and security documents, commitment letters, certificates and other definitive financing documents (the “Definitive Debt Documents”), provided that any collateral pledged or security granted by the Company or any of its Subsidiaries under, and any obligations of the Company or any of its Subsidiaries under, any Definitive Debt Documents to which it is a party shall be contingent upon the occurrence of the Effective Time;

(vii)          taking all actions reasonably necessary to (A) permit prospective sources of the Debt Financing and/or Alternative Financing to evaluate the Company’s or any of its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements, provided that the information provided in connection therewith to such prospective sources shall be subject to the terms of the Confidentiality Agreements, and (B) establish bank and other accounts, blocked account agreements and lock box arrangements in connection with the foregoing, including over Available Cash;

(viii)         furnishing Parent and its Representatives, as well as any prospective sources of the Debt Financing and/or Alternative Financing, promptly (and in any event at least ten (10) Business Days prior to the Closing) with all documentation and other information required with respect to the Debt Financing and/or Alternative Financing under applicable “know your customer” and anti-money laundering rules and regulations, provided that the information provided to such prospective sources shall be subject to the terms of the Confidentiality Agreements;

(ix)           using reasonable best efforts to obtain any necessary rating agencies’ confirmation or approval of the Debt Financing and/or Alternative Financing; and

(x)            taking all corporate actions reasonably necessary to permit the consummation of the Debt Financing and/or Alternative Financing, including the execution and delivery of any other certificates, instruments or documents and using reasonable best efforts to obtain consents and legal opinions contemplated by the Debt Financing and/or Alternative Financing or otherwise reasonably requested by Parent and to permit the proceeds thereof to be made available at Closing to consummate the Transactions.

(e)            Neither the Company nor any of its Subsidiaries shall be required to (i) pay any commitment or similar fee prior to the Effective Time or (ii) commit to taking any action that is not contingent upon the Closing (including entry into any agreement) or would be effective prior to the Effective Time or that would otherwise subject it to actual or potential liability in connection with the Debt Financing and/or Alternative Financing prior to the Effective Time. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing and/or Alternative Financing.

(f)             Parent shall, upon the valid termination of this Agreement in accordance with its terms, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its Subsidiaries in connection with any cooperation provided pursuant to this Section 6.07 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives for and against any and all liabilities, expenses or losses actually suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided in writing by or on behalf of the Company or its Subsidiaries specifically for use in connection therewith), except in the event such liabilities, expenses or losses arose out of or resulted from the fraud, gross negligence, recklessness or willful misconduct of the Company, its Subsidiaries or any of their respective Representatives. Each of Parent, MidCo and Merger Sub acknowledges and agrees that the Company and its Subsidiaries and their respective Representatives shall not, prior to the Effective Time, incur any liability to any person under any financing that Parent, MidCo and Merger Sub may raise in connection with the Transactions.

Section 6.08.     Further Action; Reasonable Best Efforts. (a) Upon the terms and subject to the conditions of this Agreement, each of the Parties and their respective Representatives shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other Parties in exchanging such information and providing such assistance as the other Parties may reasonably request in connection therewith (including (A) notifying the other Parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with such filings or submissions or otherwise relating to the consummation of the Transactions, (B) obtaining consent (such consent not to be unreasonably withheld, conditioned or delayed) from the other Parties promptly before making any substantive communication (whether verbal or written) with any Governmental Authority in connection with such filings or submissions, provided that to the extent any such filings or submissions are expressly requested by a Governmental Authority, no consent from the other Parties shall be required, (C) providing the other Parties with a reasonable period of time to review in advance and comment on, and consulting with the other Parties with respect to, any proposed filing, submission or communication (whether verbal or written) by such Party to any Governmental Authority, and considering in good faith all additions, deletions or changes reasonably proposed by the other Parties, and (D) giving the other Parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) cooperate with the other Parties and, subject to Section 6.08(c) use its reasonable best efforts, and cause its Subsidiaries to use their respective reasonable best efforts, to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions as soon as reasonably practicable, including taking any and all steps necessary to avoid or eliminate each and every impediment under any applicable Law that may be asserted by any Governmental Authority so as to enable the Parties to expeditiously consummate the Transactions and employing such resources as are necessary to obtain the PRC Antitrust Clearance and the ODI Approvals.

(b)            In furtherance and not in limitation of the covenants of the Parties contained herein and subject to Section 6.08(c), if any objections are asserted with respect to the Transactions under any Law or if any suit is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private party challenging any of the Transactions as violating any Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, each of Parent and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the Transactions, which shall include in the case of the Company if (and only if) requested by Parent, the Company’s selling, holding separate or otherwise disposing of or conducting its or any of its Subsidiaries’ business in a manner which would resolve such objections or suits or agreeing to sell, hold separate or otherwise dispose of or conduct its or any of its Subsidiaries’ business in a manner which would resolve such objections or suits or permitting the sale, holding separate or other disposition of, any of its assets or the assets of its Subsidiaries or the conducting of its business in a manner which would resolve such objections or suits; provided, however, that the Company may expressly condition any such sale, holding separate or other disposal, and any agreement to take any such action or to conduct its or any of its Subsidiaries’ business in any manner, upon the consummation of the Merger and other Transactions.

(c)            Notwithstanding anything herein to the contrary, none of Parent, MidCo, Merger Sub or any of their respective Affiliates or Representatives shall be required to take or refrain from taking, any action, or to permitting or suffering to exist any restriction, condition, limitation or requirement which, individually or together with all other such actions, restrictions, conditions, limitations or requirements would require any Consortium Member, or any of its respective Affiliates to commit to or effect, by consent decree, hold separate orders, or otherwise, the restructuring, reorganization, sale, divesture or disposition of such of its or any of its Affiliates’ or portfolio companies’ assets, properties or businesses, or accept any prohibition or limitation on the ownership or operation of, or any arrangement that would apply to, any of its or any of its Affiliates’ or portfolio companies’ assets, properties or businesses.

(d)            Each Party shall, upon request by any other Party, furnish such other Party with all information concerning itself, its Subsidiaries (if applicable), directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, MidCo, Merger Sub, the Company or any of their respective Subsidiaries (if applicable) to any Third Party and/or any Governmental Authority in connection with the Transactions.

(e)            The Company shall provide (or shall cause its Subsidiaries to provide) any notices required by any third parties (other than Governmental Authorities) in respect of the Transactions, and use, and cause its Subsidiaries to use, commercially reasonable efforts to obtain any third-party consents (other than from Governmental Authorities) necessary or required to consummate the Transactions, including the third-party notices and consents listed on Section 6.08(e) of the Company Disclosure Schedule.

Section 6.09.     Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to the knowledge of the Company on the one hand and the knowledge of Parent on the other hand, threatened against such Party or its directors which relate to this Agreement and the Transactions. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder Action against the Company and/or its directors relating to this Agreement or the Transactions, and no such Action shall be settled without Parent’s prior written consent.

Section 6.10.     Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, the Company shall use reasonable best efforts to cause to be delivered to Parent on the Closing Date duly signed resignations, effective as of the Effective Time, of the directors of any Group Company designated by Parent, which shall include a waiver of any claims against any Group Company, subject to customary exceptions reasonably acceptable to Parent.

Section 6.11.     Public Announcements. The press release announcing the execution of this Agreement shall be issued only in such form as shall be mutually agreed upon by the Company and Parent. At any time prior to termination of this Agreement pursuant to Article 8, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law or rules and policies of NASDAQ, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to obtaining the consent (not to be unreasonably withheld) of such other Party. Notwithstanding the foregoing, the restrictions set forth in this Section 6.11 shall not apply to any release or announcement made or proposed to be made by the Company in connection with a Change in the Company Recommendation made in compliance with this Agreement.

Section 6.12.     Stock Exchange Delisting. The Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting of the Shares and ADSs from NASDAQ and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.13.     Takeover Statutes. If any Takeover Statute is or may become applicable to any of the Transactions, the Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to any of the Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement, including all actions to eliminate or lawfully minimize the effects of such Takeover Statute on the Transactions.

Section 6.14.     Available Cash. The Company shall take, or cause to be taken, and cause each Group Company to take, all actions and to do, or cause to be done (in each case, subject to applicable Laws), all things necessary to ensure that immediately prior to and at the Effective Time, the aggregate amount of Available Cash shall equal or exceed the Available Cash Amount.

Section 6.15.     SAFE Registration. The Company shall as soon as practicable after the date hereof, (a) use its commercially reasonable efforts to assist in the preparation of applications to SAFE by any shareholders of the Company who are PRC residents for the registration of their respective holdings of Shares (whether directly or indirectly) in accordance with the requirements of applicable SAFE Rules and Regulations, including by promptly providing such shareholders with such information relating to the Group Companies as is required for such application, in each case to the extent such registration was not previously completed, (b) cause its PRC Subsidiaries (to the extent applicable) to comply with the requirements of such SAFE Rules and Regulations, and (c) cause the domestic agency which is entrusted by the Company Group for administration and management of the Company Share Plan for the benefit of the employees of the Company Group who are PRC residents to apply for the foreign exchange deregistration in respect of such Company Share Plan with SAFE upon the termination thereof in accordance with applicable SAFE Rules and Regulations.

Section 6.16.     Indirect Capital Gains Tax. The Parties shall cooperate in good faith to determine whether any Indirect Capital Gains Tax will apply to the Transactions and, if necessary, make any required Tax filings in connection with the foregoing.

Section 6.17.     Obligations of MidCo and Merger Sub. Parent shall cause MidCo and Merger Sub to perform their respective obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 6.18.     Actions Taken at Direction of Parent, MidCo or Merger Sub. Notwithstanding anything herein to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, under Article 3, Article 5 or this Article 6, if the alleged breach directly results from an action or inaction by the Company that is not required by this Agreement and was specifically directed or approved by Parent, MidCo or Merger Sub in writing, regardless of whether there is any approval by or direction from the Company Board or the Special Committee.

Section 6.19.     No Amendment to Parent Group Contracts. Without the Company’s prior written consent, Parent, MidCo and Merger Sub shall not enter into any Contract or amend, modify, withdraw or terminate any Parent Group Contract or waive any rights thereunder in a manner that would (a) result, directly or indirectly, in any of the Rollover Shares ceasing to be treated as Excluded Shares, (b) individually or in the aggregate, prevent or materially delay the ability of Parent, MidCo or Merger Sub to consummate the Merger and the other Transactions, (c) be adverse to the rights of the Company to enforce certain terms of the Equity Commitment Letters as a third party beneficiary thereunder, or (d) prevent or materially impair the ability of any director or officer of the Company (including for the avoidance of doubt the Management Parties) to take any of the actions described in Section 6.04 to the extent such actions are permitted thereunder to be taken by the Company or such person with respect to any Superior Proposal.

Article 7
Conditions to the Merger

Section 7.01.     Conditions to the Obligations of Each Party. The respective obligations of each Party to consummate the Merger are subject to the satisfaction or waiver in writing in whole or in part by Parent, MidCo, Merger Sub and the Company (where permissible under applicable Law) of the following conditions at or prior to the Closing Date:

(a)           Shareholder Approval. This Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, shall have been authorized and approved by holders of Shares constituting the Requisite Company Vote at the Shareholders’ Meeting in accordance with the CICA and the Company’s memorandum and articles of association.

(b)           No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or award, writ, injunction, determination, rule, regulation, judgment, decree or executive order (an “Order”), whether temporary, preliminary or permanent, which is then in effect or is pending or threatened, that has or would have the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions.

(c)           PRC Antitrust Clearance. The applicable Parties shall have made the necessary business concentration filing under the PRC Anti-Monopoly Law in relation to the Transactions and received, if necessary, clearance under the PRC Anti-Monopoly Law approving the Transactions (the “PRC Antitrust Clearance”).

Section 7.02.     Additional Conditions to the Obligations of Parent, MidCo and Merger Sub. The obligations of Parent, MidCo and Merger Sub to consummate the Merger are subject to the satisfaction or waiver in writing by Parent (where permissible under applicable Law) of the following additional conditions at or prior to the Closing Date:

(a)            Representations and Warranties. (i) Other than the representations and warranties of the Company contained in Section 3.01, Section 3.03, Section 3.04, Section 3.06(a), Section 3.09(a), Section 3.22 and Section 3.23, the representations and warranties of the Company contained in this Agreement (without giving effect to any qualification as to “materiality,” “Company Material Adverse Effect” or any similar standard or qualification set forth therein) shall be true and correct as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of the Company to be so true and correct do not, and would not be reasonably expected to, constitute a Company Material Adverse Effect, (ii) the representations and warranties set forth in Section 3.01, Section 3.04, Section 3.06(a), Section 3.22 and Section 3.23 shall be true and correct in all material respects as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), and (iii) the representations and warranties set forth in Section 3.03 and Section 3.09(a) shall be true and correct in all respects (except, solely with respect to Section 3.03, for de minimis inaccuracies) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time).

(b)            Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)            Dissenting Shareholders. The holders of no more than fifteen percent (15%) of the Shares shall have validly served a notice of dissent under Section 238(5) of the CICA.

(d)            Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the satisfaction of the conditions specified in Section 7.02(a), Section 7.02(b), Section 7.02(e) and Section 7.02(f).

(e)            Available Cash. The aggregate amount of Available Cash immediately prior to the Closing shall be equal to or exceed the Available Cash Amount and the Company shall have delivered to Parent written evidence thereof in form and substance reasonably satisfactory to Parent prior to the Closing Date in accordance with the requirements under the Definitive Debt Documents.

(f)             No Material Adverse Effect. No Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(g)           ODI Approvals. The outbound direct investment and foreign exchange approvals from the applicable PRC Governmental Authorities required in connection with the Cash Equity Financing by the applicable Consortium Members and/or their respective Affiliates (the “ODI Approvals”) shall have been obtained and remain in full effect; provided that, upon the date that is four (4) months after the date of this Agreement, the condition set forth in this Section 7.02(g) shall immediately and automatically be deemed satisfied for all purposes of this Agreement, whether or not Parent, MidCo, Merger Sub or any other Consortium Member and/or their respective Affiliates have obtained and maintained in full effect such ODI Approvals.

Section 7.03.     Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver in writing by the Company (where permissible under applicable Law) of the following additional conditions at or prior to the Closing Date:

(a)           Representations and Warranties. The representations and warranties of Parent, MidCo and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any qualification as to “materiality” or similar standard or qualification set forth therein) as of the date hereof and as of the Closing Date, as though made on and as of such date and time (other than representations and warranties that by their terms address matters only as of a specified time, which shall be true and correct only as of such time), except where the failure of such representations and warranties of Parent, MidCo or Merger Sub to be so true and correct, individually or in the aggregate, have not, and would not reasonably be expected to, prevent, materially delay or materially impede or impair the ability of Parent, MidCo or Merger Sub to consummate the Transactions.

(b)           Agreements and Covenants. Parent, MidCo and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)           Officer Certificate. Parent shall have delivered to the Company a certificate, dated the date of the Closing, signed by a director of Parent, certifying as to the satisfaction of the conditions specified in Section 7.03(a) and Section 7.03(b).

Section 7.04.     Frustration of Closing Conditions. Prior to the Termination Date, none of the Company, Parent, MidCo or Merger Sub may rely on the failure of any condition set forth in this Article 7 to be satisfied if such failure was caused by such Party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

Article 8
Termination

Section 8.01.     Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by mutual written consent of Parent and the Company with the approval of their respective boards of directors (or in the case of the Company, acting upon the recommendation of the Special Committee).

Section 8.02.     Termination by Either the Company or Parent. This Agreement may be terminated by either the Company (acting upon the recommendation of the Special Committee) or Parent at any time prior to the Effective Time, if:

(a)            the Effective Time shall not have occurred on or before the date that is twelve (12) months after the date of this Agreement (the “Termination Date”);

(b)            any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any final and non-appealable Order, or taken any other final and non-appealable action, which has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; or

(c)            the Requisite Company Vote shall not have been obtained at the Shareholders’ Meeting duly convened therefor and concluded or at any adjournment thereof;

provided, that the right to terminate this Agreement pursuant to this Section 8.02 shall not be available to any Party whose failure (in the case of Parent, including failure of Parent, MidCo or Merger Sub) to fulfill any of its obligations under this Agreement has been a primary cause of, or resulted in, the failure of the applicable condition(s) being satisfied.

Section 8.03.     Termination by the Company. This Agreement may be terminated by the Company (acting upon the recommendation of the Special Committee) at any time prior to the Effective Time, if:

(a)            a breach of any representation, warranty, agreement or covenant of Parent, MidCo or Merger Sub set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.03 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date, and (ii) is incapable of being cured or, if capable of being cured, is not cured by Parent, MidCo or Merger Sub within thirty (30) days following receipt of written notice of such breach from the Company (or, if the Termination Date is less than thirty (30) days from the date of receipt of such notice, by the Termination Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.03(a) if the Company is then in breach of any representation, warranty, agreement or covenant of the Company hereunder that would give rise to the failure of a condition set forth in Section 7.01, Section 7.02(a) or Section 7.02(b);

(b)           (i) all of the conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Company has delivered to Parent an irrevocable written notice confirming that all of the conditions set forth in Section 7.03 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied (or that the Company is willing to waive any unsatisfied conditions set forth in Section 7.03) and that it is ready, willing and able to consummate the Closing, and (iii) Parent, MidCo and Merger Sub fail to complete the Closing within ten (10) Business Days following the later of (x) the date on which the Closing should have occurred pursuant to Section 1.02 and (y) the date on which the foregoing notice is delivered to Parent; or

(c)            prior to the receipt of the Requisite Company Vote, (i) the Company Board (acting upon recommendation of the Special Committee) or the Special Committee (acting upon majority vote and to the extent it is within the authority of the Special Committee) shall have authorized the Company to terminate this Agreement and enter into an Alternative Acquisition Agreement with respect to a Superior Proposal pursuant to Section 6.04(d) and (ii) the Company concurrently with the termination of this Agreement enters into the Alternative Acquisition Agreement with respect to the Superior Proposal referred to in the foregoing clause (i); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(c) unless the Company has (A) complied with the requirements of Section 6.04 with respect to such Superior Proposal and/or Alternative Acquisition Agreement (except any immaterial non-compliance that does not adversely affect Parent, MidCo or Merger Sub) and (B) complied with Section 8.06 and pays in full the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.03(c), and any purported termination pursuant to this Section 8.03(c) shall be void and of no force or effect if the Company shall not have paid, or does not concurrently pay, the Company Termination Fee in full in accordance with this Section 8.03(c) and Section 8.06.

(d)            prior to the receipt of the Requisite Company Vote, the Company Board (acting upon recommendation of the Special Committee) or the Special Committee (acting upon majority vote and to the extent it is within the authority of the Special Committee) shall have authorized the Company to terminate this Agreement in connection with an Intervening Event pursuant to Section 6.04(h); provided that the Company shall not be entitled to terminate this Agreement pursuant to this Section 8.03(d) unless the Company has (i) complied with the requirements of Section 6.04 with respect to such Intervening Event (except any immaterial non-compliance that does not adversely affect Parent, MidCo or Merger Sub), and (ii) complied with Section 8.06 and pays in full the Company Termination Fee prior to or concurrently with taking any action pursuant to this Section 8.03(d), and any purported termination pursuant to this Section 8.03(d) shall be void and of no force or effect if the Company shall not have paid, or does not concurrently pay, the Company Termination Fee in full in accordance with this Section 8.03(d) and Section 8.06.

Section 8.04.     Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time, if:

(a)            a breach of any representation, warranty, agreement or covenant of the Company set forth in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 7.01 or Section 7.02 and as a result of such breach, such condition would not be capable of being satisfied prior to the Termination Date and (ii) is incapable of being cured or, if capable of being cured, is not cured by the Company within thirty (30) days following receipt of written notice of such breach from Parent (or, if the Termination Date is less than thirty (30) days from the date of receipt of such notice, by the Termination Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.04(a) if Parent is then in breach of any representation, warranty or covenant of Parent hereunder that would give rise to the failure of a condition set forth in Section 7.01, Section 7.03(a) or Section 7.03(b); or

(b)           The Company Board (upon the recommendation of the Special Committee) shall have effected a Change in the Company Recommendation.

Section 8.05.     Effect of Termination. In the event of the termination of this Agreement pursuant to Article 8, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any Party (or any Representative of such Party); provided that the terms of Section 6.03(c), Section 6.07(f), Section 6.11, Article 8 and Article 9 shall survive any termination of this Agreement.

Section 8.06.     Termination Fee and Expenses. (a) In the event that:

(i)             (A) a bona fide proposal or offer with respect to a Competing Transaction shall have been made, proposed or communicated (and not withdrawn), after the date hereof and prior to the Shareholders’ Meeting (or prior to the termination of this Agreement if there has been no Shareholders’ Meeting), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 8.02(a) or Section 8.02(c), and (C) within twelve (12) months after the termination of this Agreement, the Company or any of its Subsidiaries consummates, or enters into a definitive agreement in connection with, any Competing Transaction (in each case whether or not the Competing Transaction was the same Competing Transaction referred to in clause (A)) (provided that for purposes of this Section 8.06(a), all references to “15%” in the definition of “Competing Transaction” shall be deemed to be references to “50%”);

(ii)            this Agreement is terminated by the Company pursuant to Section 8.03(c) or Section 8.03(d); or

(iii)           this Agreement is terminated by Parent pursuant to Section 8.04,

then the Company shall pay, or cause to be paid, to Parent or its designees: an amount equal to US$4,900,000 (the “Company Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event (1) prior to or concurrently with the entry by the Company into the definitive agreement in connection with a Competing Transaction and as a condition of the consummation by the Company of a Competing Transaction in the case of a termination referred to in clause (i) above, (2) prior to or concurrently with the termination of this Agreement in case of a termination pursuant to clause (ii) above, or (3) within five (5) Business Days after such termination in the case of a termination referred to in clause (iii) above); it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)           In the event that this Agreement is terminated by the Company pursuant to Section 8.03(a) or Section 8.03(b), Parent shall pay, or cause to be paid, to the Company: an amount equal to US$9,800,000 (the “Parent Termination Fee”) by wire transfer of same day funds as promptly as possible (but in any event within five (5) Business Days following such termination); it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(c)           All expenses incurred in connection with this Agreement and the Transactions (except as otherwise expressly set forth in Section 6.07(f) and Section 8.06(d)) shall be paid by the Party incurring such expenses, whether or not the Merger or any other Transaction is consummated.

(d)           In the event that the Company fails to pay the Company Termination Fee, or Parent fails to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other Party for reasonable costs and expenses actually incurred or accrued by the other Party (including fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.06, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that the Company Termination Fee or Parent Termination Fee, as the case may be, became due, at the reference rate as reported in the FR 2420 Report of Selected Money Market Rates and published on the website of the Federal Reserve Bank of New York in effect on such date. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)           Each of the Company and Parent acknowledges that (i) the agreements contained in this Section 8.06 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.06(a) or Section 8.06(b) are not a penalty but rather constitute amounts akin to liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 8.06, the Parties would not have entered into this Agreement.

(f)            (i) Subject to Section 9.08, the Equity Commitment Letters, the Debt Commitment Letter and the Limited Guarantees, in the event that Parent fails to effect the Closing for any reason or no reason or otherwise breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or otherwise fails to perform its obligations hereunder (whether willfully, intentionally, unintentionally or otherwise), then the Company’s right to terminate this Agreement and receive the Parent Termination Fee pursuant to Section 8.06(b) and costs and expenses under Section 6.07(f) and Section 8.06(d) and the guarantee of such obligations pursuant to the Limited Guarantees (subject to their terms, conditions and limitations), shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any Group Company and all members of the Company Group against (A) the Consortium Members, the Guarantors, the Rollover Shareholders, the Sponsor and their respective Affiliates, (B) any former, current and future direct or indirect holders of any equity, general or limited partnership or liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, shareholders, stockholders, successors or assignees of any Consortium Member, Guarantor, Rollover Shareholder or Sponsor or any of their respective Affiliates, (C) any lender or prospective lender, lead arranger, arranger, agent or representative of or to any Consortium Member, Guarantor, Rollover Shareholder or Sponsor or any of their respective Affiliates, or (D) any former, current or future direct or indirect holders of any equity, general or limited partnership or limited liability company interest, controlling persons, management companies, portfolio companies, incorporators, directors, officers, employees, agents, advisors, attorneys, representatives, Affiliates, members, managers, general or limited partners, shareholders, stockholders, successors or assignees of any of the foregoing (clauses (A) through (D) of this Section 8.06(f), collectively, the “Parent Group”), for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger or the other Transactions to be consummated (whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any other member of the Parent Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Support Agreement, the Limited Guarantees and the Debt Commitment Letter) other than the payment of the Parent Termination Fee pursuant to Section 8.06(b) and the costs and expenses pursuant to Section 6.07(f) and Section 8.06(d), and in no event shall any Group Company, any direct or indirect shareholders of the Company or any other Group Company, or any of their respective Affiliates, directors, officers, employees, members, managers, partners, representatives, advisors or agents of the foregoing, (collectively, the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from any member of the Parent Group in connection with this Agreement or any of the Transactions (including the Equity Commitment Letters, the Support Agreement, the Limited Guarantees and the Debt Commitment Letter), other than (without duplication) from Parent to the extent provided in Section 6.07(f), Section 8.06(b) and Section 8.06(d), or a Guarantor to the extent provided in the relevant Limited Guarantee.

(ii)            Subject to Section 9.08, Parent’s right to terminate this Agreement and receive payment from the Company of the Company Termination Fee pursuant to Section 8.06(a) and costs and expenses under Section 8.06(d) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of any member of the Parent Group against any member of the Company Group for any loss or damage suffered as a result of any breach of any representation, warranty, covenant or agreement (whether willfully, intentionally, unintentionally or otherwise) or failure to perform hereunder (whether willfully, intentionally, unintentionally or otherwise) or other failure of the Merger to be consummated. Neither the Company nor any other member of the Company Group shall have any liability for monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the Transactions other than the payment by the Company of the Company Termination Fee pursuant to Section 8.06(a) and the costs and expenses under Section 8.06(d), and in no event shall any of Parent or any other member of the Parent Group seek, or permit to be sought, on behalf of any member of the Parent Group, any monetary damages from any member of the Company Group in connection with this Agreement or any of the Transactions, other than (without duplication) from the Company to the extent provided in Section 8.06(a) and Section 8.06(d). While the Parent Group may pursue both (A) a grant of specific performance under Section 9.08 and (B) seek payment of the Company Termination Fee pursuant to Section 8.06(a) and reimbursement and interest pursuant to Section 8.06(d), under no circumstances shall any Parent Party be permitted or entitled to receive both a grant of specific performance that results in the consummation of the Transactions and payment of the Company Termination Fee and reimbursement and interest in connection with the termination of this Agreement. Notwithstanding anything to the contrary herein and for the avoidance of doubt, none of the foregoing in this Section 8.06 shall in any way restrict Parent’s, MidCo’s or Merger Sub’s right to equitable relief pursuant to Section 9.08.

(iii)           Notwithstanding anything to the contrary in this Agreement, the Financing Documents, the Limited Guarantees, the Support Agreement or any other document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder (each, a “Transaction Document” and collectively, the “Transaction Documents”), but subject to Section 9.08, the maximum aggregate liability, whether in equity or at Law, in Contract, in tort or otherwise, of the Parent Group collectively (including monetary damages for fraud or breach, whether willful, intentional, unintentional or otherwise, or monetary damages in lieu of specific performance) (A) under this Agreement, the Plan of Merger or any other Transaction Document, (B) in connection with the failure of the Merger (including the Financing) or the other transactions contemplated hereunder or under the Transaction Documents to be consummated or (C) in respect of any representation or warranty made or alleged to have been made in connection with this Agreement, the Plan of Merger or any other Transaction Document, will not exceed under any circumstances an amount equal to (1) the Parent Termination Fee, if any, due and owing to the Company pursuant to Section 8.06(b), plus (2) the amounts, if any, due and owing under Section 6.07(f) and Section 8.06(d). Notwithstanding anything to the contrary herein and for the avoidance of doubt, none of the foregoing in this Section 8.06 shall in any way restrict the Company’s right to equitable relief pursuant to Section 9.08.

Article 9
General Provisions

Section 9.01.     Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the earlier of the Effective Time and termination of this Agreement pursuant to Article 8, except that this Section 9.01 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time or termination of this Agreement, including the agreements set forth in Article 1, Article 2, Section 6.05, Section 6.07(f), Section 6.11, Article 8 and this Article 9.

Section 9.02.     Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by overnight courier to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.02):

(a)            if to Parent, MidCo or Merger Sub:

28/F, CITIC Tower
1 Tim Mei Avenue
Hong Kong
Attention: Xike Cheng
Email: xikecheng@citiccapital.com

c/o 6th Floor, 799 Tianshan W Road
Changning District, Shanghai 200335
People’s Republic of China
Attention: Maria Yi Xin

with copies (which shall not constitute notice) to:

Davis Polk & Wardwell
19th Floor, The Hong Kong Club Building
3A Chater Road
Central, Hong Kong
Attention: Miranda So; Xi Shi
Email: miranda.so@davispolk.com; xi.shi@davispolk.com

Weil, Gotshal & Manges
29/F Alexandra House
18 Chater Road
Central, Hong Kong
Attention: Charles Ching; William Welty
Email: charles.ching@weil.com; william.welty@weil.com

(b)            if to the Company:

Special Committee of the Board of Directors

Smart Share Global Limited

6th Floor, 799 Tianshan W Road

Changning District, Shanghai 200335

People’s Republic of China

Attention: Conor Chia-hung Yang; Jiawei Gan; Benny Yucong Xu

Email: conor.yang@gmail.com; ganjiawei@icloud.com; sharinghappy@hotmail.com with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F Edinburgh Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Attention: Haiping Li, Esq.
Email: haiping.li@skadden.com

Section 9.03.      Certain Definitions. (a) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable to the Company than those contained in the Confidentiality Agreements; provided that such agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting the Company from satisfying its obligations under this Agreement.

“Affiliate” of a specified person means (i) a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person and (ii) with respect to any specified person that is a natural person, any Immediate Family Member of such specified person; provided that, for purposes of this Agreement, Affiliates of Parent, MidCo or Merger Sub shall not include the Rollover Shareholders, the Sponsor and their respective Affiliates, and none of the Consortium Members and their respective Affiliates shall be deemed to be Affiliates of any Group Company and vice versa.

“Anticorruption Laws” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of any Group Company, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, government employee or commercial entity to obtain or retain business or a business advantage such as, without limitation, the PRC Criminal Law, the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act 2010, each as amended from time to time, and all applicable Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Available Cash” means cash of the Company and its Subsidiaries on a consolidated basis, net of issued but uncleared checks, in each case available free of any Lien immediately prior to and as of the Closing.

“Available Cash Amount” means an aggregate amount not less than US$160,000,000 (or its RMB equivalent).

“beneficial owner” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in (i) New York, New York, (ii) Hong Kong, (iii) the Cayman Islands, or (iv) the PRC.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Employee Plan” means any plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written, unwritten or otherwise, that is or has been maintained, contributed to or required to be contributed to by any Group Company for the benefit of any current or former employee, director or officer of such Group Company, other than any employment Contract or compensatory agreement with a current or former employee, director or officer which is not maintained for the benefit of any group or class of employees.

“Company IT Assets” means all Software, systems, servers, computers, hardware, firmware, middleware, networks, data, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation owned by or licensed, pursuant to valid and enforceable license agreements, to the Company and its Subsidiaries.

“Company Material Adverse Effect” means any fact, event, circumstance, change, condition, occurrence or effect (each, an “Effect”) that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions, occurrences and effects (including any change in applicable Law or the interpretation or enforcement thereof or other regulatory change that affects the Company or any of its Subsidiaries), is or could reasonably be expected to (i) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, properties or results of operations of the Company and its Subsidiaries taken as a whole or (ii) prevent or materially delay the consummation of the Transactions or otherwise have a material adverse effect on the ability of the Company to perform its material obligations under this Agreement; provided, however, that the determination of whether a Company Material Adverse Effect shall have occurred under clause (i) above shall not take into account any fact, event, circumstance, change, condition, occurrence or effect occurring after the date hereof following or resulting from (A) geopolitical conditions, any outbreak or escalation of war, regional conflicts, military or similar operations, or major hostilities or any act of sabotage or terrorism or natural or man-made disasters, epidemic-induced or other public health crises or other events of a force majeure nature, (B) changes in Laws, GAAP or enforcement or interpretation thereof, in each case proposed, adopted or enacted after the date of this Agreement, (C) changes or conditions that generally affect the industry and market in which the Company and its Subsidiaries operate, (D) changes in the financial, credit or other securities or capital markets, or in general economic, business, regulatory, legislative or political conditions, (E) any announcement, disclosure, pendency or consummation of the Transactions, (F) any action taken and/or omission to take any action, by the Company or any of its Subsidiaries at the written request, or with the written consent, of Parent, MidCo or Merger Sub, or expressly required by this Agreement, (G) any failure to meet any internal or public projections, forecasts, estimates, budgets or internal or published predictions of revenue, earnings, cash flow or cash position (it being understood that any Effect underlying such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso), (H) any decline in the market price, or change in trading volume, of the capital stock of the Company (it being understood that any Effect underlying such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso), (I) any change or prospective change in the Company’s credit ratings (it being understood that any Effect underlying such change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso); except, in the case of clause (A), (B), (C) or (D), to the extent having a materially disproportionate effect on the Company and its Subsidiaries taken as a whole, relative to other participants in the industry in which the Company and its Subsidiaries operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Option” means each option to purchase Shares granted under the Company Share Plan on or prior to the Closing Date whether or not such option has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Company Restricted Share” means each Share awarded under the Company Share Plan on or prior to the Closing Date whether or not such Share has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Company Restricted Share Unit” means each right to receive a Share granted under the Company Share Plan on or prior to the Closing Date whether or not such right has become vested on or prior to the Closing Date in accordance with the terms thereof.

“Company Share Plan” means the 2021 Share Incentive Plan adopted by the Company in 2021 and all amendments and modifications thereto.

“Competing Transaction” means any of the following (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of the Company or to which 15% or more of the total revenue or net income of the Company are attributable; (ii) any sale, lease, exchange, transfer or other disposition of assets or businesses that constitute or represent 15% or more of the total revenue, net income or assets of the Company and its Subsidiaries taken as a whole; (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of Equity Securities of the Company, or securities convertible into or exchangeable for 15% or more of any class of Equity Securities of the Company; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of Equity Securities of the Company; (v) any other transaction having an effect similar to the foregoing; or (vi) any combination of the foregoing.

“Confidentiality Agreements” means the confidentiality agreements, each dated February 22, 2025, by and between the Company and each of (i) the Sponsor and (ii) the Management Parties, respectively, as amended and restated from time to time.

“Consortium Members” means, collectively, Parent, MidCo, Merger Sub, the Sponsor, each Rollover Shareholder and each Management Party, and “Consortium Member” means any of them.

“Contract” means any legally binding note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, permit, franchise or other instrument.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities or the possession of voting power, as trustee or executor, by contract or credit arrangement or otherwise.

“Control Documents” means the following documents collectively: (i) the Proxy Agreements entered into between Shanghai WFOE and each of Guangyuan Cai, Peifeng Xu and Yaoyu Zhang dated as of October 15, 2019, (ii) the Equity Interest Pledge Agreement entered into among the VIE Entity, Shanghai WFOE, Guangyuan Cai, Peifeng Xu and Yaoyu Zhang dated as of October 15, 2019, (iii) the Exclusive Business Cooperation Agreement entered into between Shanghai WFOE and the VIE Entity dated as of July 25, 2017, (iv) the Exclusive Asset Subscription Agreement entered into between Shanghai WFOE and the VIE Entity dated as of July 25, 2017, (v) the Exclusive Call Option Agreement entered into among the VIE Entity, Shanghai WFOE, Guangyuan Cai, Peifeng Xu and Yaoyu Zhang dated as of October 15, 2019, and (vi) the Spousal Consent Letter executed by Juanjuan Li (the spouse of Peifeng Xu) dated as of October 15, 2019.

“Controlled Entities” means the VIE Entity and its Subsidiaries.

“Equity Securities” means any share, capital stock, registered capital, partnership, member or similar interest in any entity and any option, warrant, right or security convertible, exchangeable or exercisable therefor or any other instrument or right the value of which is based on any of the foregoing.

“Excluded Shares” means, collectively, (i) Rollover Shares, (ii) any Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Company Share Plan and (iii) any Shares held by Parent, MidCo, Merger Sub, the Company or any of their respective Subsidiaries.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Share underlying such Company Option.

“Government Official” means (i) any official, officer, employee or representative of, or other individual acting for or on behalf of, any Governmental Authority or agency or instrumentality thereof (including any state-owned or controlled enterprise), or any public international organization (as defined in the U.S. Foreign Corrupt Practices Act), (ii) any political party or party official or candidate for political office or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any person described in the foregoing clause (i) or (ii) of this definition.

“Group Company” means any of the Company and its Subsidiaries.

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Immediate Family Members” means, with respect to a natural person, such person’s spouse, domestic partner, children, siblings and parents, as well as any family trusts established for their benefit.

“Indebtedness” means, with respect to any person, (i) all indebtedness of such person, whether or not contingent, for borrowed money, (ii) all obligations of such person for the deferred purchase price of property or services, (iii) all obligations of such person evidenced by notes, bonds, debentures or other similar instruments, (iv) all obligations of such person under currency, interest rate or other swaps, and all hedging and other obligations of such person under other derivative instruments, (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (vi) all obligations of such person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (vii) all obligations, contingent or otherwise, of such person under acceptance, letter of credit or similar facilities, (viii) all obligations of such person to purchase, redeem, retire, defease or otherwise acquire for value any share capital of such person or any warrants, rights or options to acquire such share capital, valued, in the case of redeemable preferred shares, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (ix) all Indebtedness of others referred to in clauses (i) through (viii) above guaranteed directly or indirectly in any manner by such person, and (x) all Indebtedness referred to in clauses (i) through (viii) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Liens on property (including accounts and contract rights) owned by such person, even though such person has not assumed or become liable for the payment of such Indebtedness.

“Indirect Capital Gains Tax” means any Tax imposed on Parent or any of its Affiliates (including the Surviving Company from and after the Effective Time) in connection with the indirect transfer of ownership in any Subsidiary of the Company incurred in connection with this Agreement and the Transactions.

“Insolvent” means, with respect to any person (i) the present fair saleable value of such person’s assets is less than the amount required to pay such person’s total Indebtedness, (ii) such person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature, or (iv) such person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

“Intellectual Property” means all rights, anywhere in the world, in or to: (i) patents, patent applications (and any patents that issue from those patent application), certificates of invention, substitutions relating to any of the patents and patent applications, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, industrial designs, community designs and other designs, and any other governmental grant for the protection of inventions or designs; (ii) Trademarks; (iii) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto, whether or not registered; (iv) confidential and proprietary information, including trade secrets, know-how and invention rights; (v) rights of privacy and publicity; (vi) registrations, applications, renewals, reissues, reexaminations, continuations, continuations-in-part, divisions, extensions, and foreign counterparts for any of the foregoing in clauses (i)-(v); and (v) any and all other intellectual property or proprietary rights.

“International Trade Laws” means any of the following: (i) any laws, regulations, rules, or orders concerning the exportation or re-exportation of items (including technology, services, and software), including but not limited to those administered by the U.S. Department of Commerce or the U.S. Department of State, (ii) any laws, regulations, rules, or orders regarding economic sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. State Department, the United Nations, Canada, the European Union, or the United Kingdom, or (iii) any laws, regulations, rules, or orders regarding anti-money laundering and/or know your customer requirements.

“Intervening Event” means any material event, material development or material change occurring after the date hereof that (i) did not result from any breach of this Agreement by the Company or its Subsidiaries or its or their Representatives, (ii) materially affects the Group Companies or their business, assets or operations of the Group Companies taken as a whole, (iii) was unknown and not reasonably foreseeable to the Company, the Company Board or the Special Committee as of or prior to the date hereof, (iv) becomes known to the Company, the Company Board or the Special Committee after the date hereof and before the receipt of the Company Requisite Vote, and (v) did not result from or arise out of the announcement or pendency of, or any actions required to be taken by any Group Company (or to be refrained from being taken by any Group Company) pursuant to, this Agreement, provided that in no event shall any of the following events, developments or changes constitute or be taken into account in determining the existence of an Intervening Event: (A) the receipt, existence or terms of a Competing Transaction or a Superior Proposal (which, for purposes of this definition, should be read without reference to any percentage set forth in the definitions of “Competing Transaction” or “Superior Proposal”) or any inquiry relating thereto or the consequences thereof, (B) any change in the price or trading volume of the Shares or ADSs, in and of itself, after the date of this Agreement, (C) any change in applicable Laws or regulations or applicable accounting regulations or principles or interpretation or enforcement hereof, (D) the fact that the Company meets or exceeds any internal or published forecasts or projections for any period, (E) any fact, event, development or change relating to the ODI Approvals or the PRC Antitrust Clearance, including timing or likelihood thereof or any condition, undertaking or commitment that may be required or proposed in connection therewith, or (F) any fact, event, development or change with respect to the Parent Group or any member thereof, provided that, with respect to clause (B) and clause (D), any event underlying such event, development or change may be deemed to constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, an Intervening Event, to the extent permitted by this definition and not otherwise excepted by another clause of this proviso.

“IT Assets” means any and all computers, Software, hardware, systems, servers, workstations, routers, hubs, switches, data communications lines and other information technology equipment, and all associated documentation.

“knowledge” means, (i) with respect to the Company, the actual knowledge of the individuals listed in Section 9.03(a) of the Company Disclosure Schedule, after due inquiry and investigation, and (ii) with respect to Parent, the actual knowledge of any director of Parent, after due inquiry and investigation.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Company.

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral), including all amendments, extensions, renewals, guarantees and other agreements with respect thereto, pursuant to which any Group Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of any Group Company.

“Liens” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any right of first refusal, right of first offer, call option, and any other restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Management Parties” means the persons listed under the column “Sole Shareholder of Rollover Shareholder” in Schedule 9.03, and “Management Party” means any of them.

“Permitted Encumbrances” means: (i) real estate Taxes, assessments and other governmental levies, fees or charges imposed with respect to such real property which are not due and payable as of the Closing Date, or which are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (ii) mechanics liens and similar liens for labor, materials or supplies provided with respect to such real property incurred in the ordinary course of business for amounts which are not due and payable and which shall be paid in full and released at Closing, (iii) zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the business thereon, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to such real property which do not or would not materially impair the use or occupancy of such real property in the operation of the business conducted thereon and (v) Liens imposed by applicable Law.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Data” means: (i) a natural person’s name, street address, telephone number, e-mail address, photograph, social security number or tax identification number, driver’s license number, credit card number, biometric identifier, or any other data that alone or in combination with other data held by the Company or any of its Subsidiaries allows identification of a natural person, and (ii) any other data defined as “personal data,” “personally identifiable information,” “nonpublic personal information,” “customer proprietary network information,” “individually identifiable health information,” “protected health information,” or “personal information” under any Law.

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, Hong Kong, the Macau Special Administrative Region and Taiwan.

“PRC Anti-Monopoly Law” means the Anti-Monopoly Law of the PRC enacted on August 1, 2008, and the regulations promulgated thereunder.

“Privacy Laws” means any Law applicable to the Company or any of its Subsidiaries governing privacy, data protection, or data security with respect to the Processing of Personal Data by the Company or any of its Subsidiaries.

“Privacy Policy” means each published privacy policy, privacy notice, or privacy statement of the Company or any of its Subsidiaries relating to the Company’s or any of its Subsidiaries’ Processing of Personal Data.

“Processing” or “Processed” means, with respect to any Personal Data, any operation or set of operations performed thereon, whether or not by automated means, including adaptation, alignment, alteration, collection, combination, compilation, consultation, creation, destruction, disclosure, disposal, dissemination, erasure, interception, maintenance, making available, organization, recording, restriction, retention, and retrieval, storage, structuring, transmission, and use.

“Prohibited Person” means any person that is (i) located or resident in, or organized under the laws of any Sanctioned Jurisdiction, (ii) included on, or affiliated with any person on, the United States Commerce Department’s Denied Parties List, Entity List, or Unverified List; the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers or Specially Designated Terrorists, the Annex to Executive Order No. 13224, or any other sanctioned party list administered by OFAC; the Department of State’s Debarred List; UN Sanctions, or (iii) a person with whom business transactions, including exports and re-exports, are restricted by International Trade Laws, including, in each clause above, any updates or revisions to the foregoing and any newly published rules.

“Rollover Shareholders” means the persons listed under the column “Rollover Shareholder” in Schedule 9.03.

“Rollover Shares” means, with respect to each Rollover Shareholder, (i) all Shares (including Shares represented by ADSs) held by such Rollover Shareholder as of the date hereof as set forth opposite its name under the column “Rollover Shares” in Schedule 9.03, and (ii) any Shares (including Shares represented by ADSs) acquired by such Rollover Shareholder or any of such Rollover Shareholder’s Affiliates following the date hereof and prior to the Closing, including by means of purchase, dividend, distribution or issuance upon the exercise of or settlement of any Company Options, awards or warrants or the conversion of any convertible securities or otherwise.

“SAFE Circular 37” means the Notice on Issues Relating to the Administration of Foreign Exchange in Overseas Investment and Financing and Reverse Investment Activities of Domestic Residents Conducted via Special Purpose Vehicles issued by SAFE on July 14, 2014, which became effective as of July 14, 2014, or any successor rule or regulation under PRC Law.

“SAFE Circular 7” means the Notice on Issues Relating to the Administration of Foreign Exchange for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company issued by SAFE on February 15, 2012, which became effective as of February 15, 2012, or any successor rule or regulation under PRC Law.

“SAFE Circular 75” means the Notice Regarding Certain Administrative Measures on Financing and Inbound Investments by PRC Residents Through Offshore Special Purpose Vehicles issued by SAFE on October 21, 2005, which became effective as of November 1, 2005 and replaced by SAFE Circular 37 on July 14, 2014.

“SAFE Circular 78” means the Operation Rules on the Foreign Exchange Administration on the Participation by Domestic Individuals in the Employee Stock Ownership Plans, Stock Option Plans of Offshore Listed Companies issued by SAFE on March 28, 2007, which became effective as of March 28, 2007 and replaced by SAFE Circular 7 on February 15, 2012.

“SAFE Rules and Regulations” means the SAFE Circular 37, SAFE Circular 7, SAFE Circular 75, SAFE Circular 78 and any other applicable rules, regulations, guidelines and reporting and registration requirements issued by SAFE.

“Sanctioned Jurisdiction” means any jurisdiction that is the target of U.S. comprehensive sanctions (i.e., Cuba, Iran, North Korea, Syria, Venezuela, and the Crimea region).

“Shanghai WFOE” means Zhixiang Technology (Shanghai) Co., Ltd.

“Shareholders’ Meeting” means a general meeting of the Company’s shareholders (including any adjournments thereof) to be held to consider the authorization and approval of, and to authorize and approve, this Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger.

“Social Security Benefits” means any social insurance, pension insurance benefits, medical insurance benefits, work-related injury insurance benefits, maternity insurance benefits, unemployment insurance benefits and public housing provident fund benefits or similar benefits, in each case as required by any applicable Law or contractual arrangements.

“Software” means all (a) computer programs, applications, systems and code, including software implementations of algorithms, models and methodologies, program interfaces, and source code and object code, and firmware, operating systems and specifications, (b) Internet and intranet websites, databases and compilations, including data and collections of data, whether machine-readable or otherwise, (c) development and design tools, library functions and compilers, (d) technology supporting websites, and the contents and audiovisual displays of websites, and (e) media, documentation and other works of authorship, including user manuals, training materials, descriptions, flow charts and other work products relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Sponsor” means Trustar Mobile Charging Holdings Limited.

“Subsidiary” means, with respect to any party, any person (a) of which such party or any other Subsidiary of such party is a general or managing partner, (b) of which at least a majority of the securities (or other interests having by their terms ordinary voting power to elect a majority of the board of directors or other performing similar functions with respect to such corporation or other organization) is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, (c) of which at least a majority of the economic interests is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries, including interests held through a variable-interest-entity structure or other similar contractual arrangements, or (d) whose assets and financial results are consolidated with the net earnings of such party and are recorded on the books of such party for financial reporting purposes in accordance with GAAP.

“Superior Proposal” means a bona fide written proposal or offer with respect to a Competing Transaction, which was not obtained in violation of Section 6.04, that would result in any person (or its shareholders, members or other equity owners) becoming the beneficial owner, directly or indirectly, of all or substantially all of the assets (on a consolidated basis), or no less than 50% of the total equity and no less than 50% of the total voting power of the Equity Securities, of the Company, that the Company Board has determined in its good faith judgment, upon the recommendation of the Special Committee (after consultation with its financial advisor and outside legal counsel), is reasonably likely to be consummated in accordance with its terms without undue delay, taking into account all legal, financial and regulatory aspects of the proposal (including financing, regulatory or other consents and approvals, shareholder litigation, the identity of the person making the proposal, breakup or termination fee and expense reimbursement provisions, expected timing, risk and likelihood of consummation and other relevant events and circumstances), and would, if consummated, result in a transaction more favorable to the Company’s shareholders (other than the Rollover Shareholders) solely from a financial point of view than the Transactions (including the effect of any termination fee or provision relating to the reimbursement of expenses), taking into account any revisions to the terms and conditions of this Agreement and the Financing proposed by Parent during the Superior Proposal Notice Period, provided that no offer or proposal shall be deemed to be a “Superior Proposal” if (A) the proposal or offer is conditional upon any due diligence in respect of the Group Companies, (B) any financing required to consummate the transaction contemplated by such proposal or offer is not fully committed or the receipt of any such financing is a condition to the consummation of such transaction, or (C) the Company’s recourse in the event such transaction is not consummated because of the failure to obtain financing is less favorable to the Company in any material respect than the Company’s recourse in such an event hereunder.

“Systems” means all information technology networks, systems, devices and other equipment owned or otherwise within the possession or control of the Company and its Subsidiaries.

“Tax Return” means any return, declaration, statement, report estimate, form or information return relating to Taxes filed or required to be filed with a Governmental Authority, and any schedules, attachments, supporting information thereto, or amendments thereof.

“Tax Sharing Agreement” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any person’s Tax liability (excluding any ordinary course agreement the principal purposes of which does not relate to Taxes).

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority or taxing authority, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, occupation, property, real estate, deed, land use, sales, use, capital stock, payroll, severance, employment (including withholding obligations imposed on employer/payer), social security, workers’ compensation, unemployment compensation or net worth; taxes or other charges in the nature of excise, withholding (as payor or payee), ad valorem, stamp, transfer, value-added or gains taxes; license, registration and documentation fees; and customers’ duties, tariffs and similar charges.

“Third Party” means any person or “group” (as defined under Section 13(d) of the Exchange Act) of persons, other than Parent, MidCo, Merger Sub or any of its Affiliates or Representatives.

“Trademarks” means trademarks, service marks, logos, slogans, brand names, domain names, uniform resource locators, trade dress, trade names, corporate names, geographical indications and other identifiers of source or goodwill, including the goodwill symbolized thereby or associated therewith, in any and all jurisdictions, whether or not registered.

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“U.S.” or “United States” means the United States of America.

“Vested Company Option” means any Company Option that shall have become vested or are expected to vest on or prior to the Effective Time and remains outstanding on the Closing Date in accordance with the terms of such Company Option.

“VIE Entity” means Shanghai Zhixiang Technology Co., Ltd.

“WFOEs” means Zhihui (Hefei) Technology Co., Ltd., Zhixiang Investment Co., Ltd., Shanghai WFOE and Tianhui New Energy (Hefei) Co., Ltd., and “WFOE” means any of them.

(b)            The following terms have the meaning set forth in the Sections set forth below:

Term	Section
Action	3.10
ADS/ADSs	2.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	6.04(c)
Alternative Financing	6.07(a)
Alternative Financing Documents	6.07(a)
Arbitrator	9.09(b)
Bankruptcy and Equity Exception	3.04(a)
Cash Equity Financing	4.07(a)
Cash Financing	4.07(a)
Change in the Company Recommendation	6.04(c)
Class A Ordinary Share/Class A Ordinary Shares	2.01(a)
Class B Ordinary Share/Class B Ordinary Shares	2.01(a)
Closing	1.02
Closing Date	1.02
Company	Preamble
Company Board	Recitals
Company Disclosure Schedule	Article 3
Company Group	8.06(f)(i)
Company Owned Software	3.14(e)
Company Recommendation	3.04(b)
Company Representatives	3.06(c)
Company SEC Reports	3.07(a)
Company Termination Fee	8.06(a)
Damages	6.05(c)
Debt Commitment Letter	4.07(a)
Debt Financing	4.07(a)
Definitive Debt Documents	6.07(d)(vi)(B)
Deposit Agreement	2.06
Depositary	2.06
Dissenting Shareholders	2.03(a)
Dissenting Share/Dissenting Shares	2.03(a)
Effective Time	1.03
Employee	3.12(a)
Equity Commitment Letter/Equity Commitment Letters	Recitals
Exchange Act	3.03(c)
Exchange Fund	2.04(a)
Financial Advisor	3.04(c)
Financing	4.07(a)
Financing Documents	4.07(a)

GAAP	3.07(b)
Governmental Authority	3.05(b)
Guarantor/Guarantors	Recitals
HKIAC	9.09(b)
Indemnified Parties	6.05(b)
Law	3.05(a)
Limited Guarantee/Limited Guarantees	Recitals
Material Company Permits	3.06(a)
Material Contract/Material Contracts	3.19(a)
Maximum Annual Premium	6.05(b)
Merger	Recitals
Merger Consideration	2.04(a)
Merger Sub	Preamble
MidCo	Preamble
Notice of Superior Proposal	6.04(d)(ii)(B)(1)
ODI Approvals	7.02(g)
Order	7.01(b)
Parent Group	8.06(f)(i)
Parent Group Contract/Parent Group Contracts	4.12
Parent Termination Fee	8.06(b)
Party/Parties	Preamble
Paying Agent	2.04(a)
Per ADS Merger Consideration	2.01(b)
Per Share Merger Consideration	2.01(a)
Plan of Merger	1.03
PRC Antitrust Clearance	7.01(c)
Proxy Statement	6.01(a)
Record ADS Holders	6.02(a)
Record Date	6.02(a)
Representatives	6.03(a)
Required Information	6.07(d)(iii)
Requisite Company Vote	3.04(a)
SAFE	3.06(a)
Schedule 13E-3	6.01(a)
SEC	3.05(b)
Securities Act	3.07(a)
Share Certificates	2.04(b)
Share/Shares	2.01(a)
Special Committee	Recitals
Superior Proposal Notice Period	6.04(d)(ii)(B)(1)
Support Agreement	Recitals
Surviving Company	Recitals
Surviving Company Share/Surviving Company Shares	2.01(e)
Takeover Statute	3.22
Termination Date	8.02(a)
Transaction Document/Transaction Documents	8.06(f)(iii)
Transactions	Recitals
Uncertificated Shares	2.04(b)

Section 9.04.      Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.05.      Interpretation. When a reference is made in this Agreement to a Section, Article, Schedule or Exhibit such reference shall be to a Section, Article, Schedule or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Schedule or Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Schedules and Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. References to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “US$” refers to United States Dollars. All US$ amounts used in Article 3 and Article 5 include the equivalent amount denominated in other currencies to be calculated based on the exchange rate on the date hereof as set forth in the H.10 statistical release of the Federal Reserve Board. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to “day” shall mean a calendar day unless otherwise indicated as a “Business Day.”

Section 9.06.      Entire Agreement; Assignment. This Agreement (including the Exhibits and Schedules hereto), the Company Disclosure Schedule and the Confidentiality Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), except that Parent may assign all or any of the rights and obligations hereunder of Parent, MidCo and Merger Sub to (a) any Affiliate of Parent or (b) the Debt Financing and/or Alternative Financing sources pursuant to the terms of the applicable Definitive Debt Documents (to the extent necessary for purposes of creating a security interest herein or otherwise assigning as collateral in respect of the Debt Financing and/or Alternative Financing), provided that no such assignment shall relieve the assigning Party of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Section 9.06 is void.

Section 9.07.      Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 6.05, Section 8.06(a) and Section 8.06(f) (which are intended to be for the benefit of the persons covered thereby and may be enforced by such persons); provided, however, that in no event shall any holders of Shares (including Shares represented by ADSs) or holders of Company Options, in each case in their capacity as such, have any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. For the avoidance of doubt, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act of the Cayman Islands (as amended, modified, re-enacted or replaced) to enforce directly any provision of this Agreement to the extent that such provision is governed by Cayman Islands Law.

Section 9.08.      Specific Performance. (a) Subject to Section 9.08(b) and Section 9.08(d), the Parties agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof by the Parties, and that money damages or other legal remedies would not be an adequate remedy for such damages. Accordingly, subject to Section 9.08(b) and Section 9.08(c), the Parties acknowledge and hereby agree that in the event of any breach by the Company, on the one hand, or Parent, MidCo or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company (acting at the direction of the Special Committee), on the one hand, or Parent, MidCo or Merger Sub, on the other hand, shall, subject to Section 8.06, each be entitled to specific performance of the terms hereof (including the obligation of the Parties to consummate the Merger, subject in each case to the terms and conditions of this Agreement), including an injunction or injunctions to prevent breaches of this Agreement by any Party, in addition to any other remedy at law or equity.

(b)            Notwithstanding anything to the contrary in this Agreement, the obligation of Parent, MidCo and Merger Sub to consummate the Transactions and the Company’s right to seek or obtain an injunction or injunctions, or other appropriate form of specific performance or equitable relief, in each case, with respect to causing Parent, MidCo or Merger Sub to cause the Cash Equity Financing to be funded at any time and/or to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions in this Agreement, shall be subject to the satisfaction of each of the following conditions: (i) all conditions set forth in Section 7.01 and Section 7.02 (other than those conditions that by their terms are to be satisfied at the Closing) have been satisfied or waived, (ii) Parent, MidCo or Merger Sub fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.02, (iii) the Debt Financing (or, if applicable, Alternative Financing) has been funded or will be funded at the Closing if the Cash Equity Financing is funded at the Closing, and (iv) the Company has irrevocably confirmed in writing that (A) all conditions set forth in Section 7.03 have been satisfied or that it is willing to waive any of the conditions set forth in Section 7.03 to the extent not so satisfied and (B) if specific performance is granted and the Cash Equity Financing and Debt Financing are funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to specific performance to cause Parent, MidCo or Merger Sub to cause the Cash Equity Financing to be funded and/or to effect the Closing in accordance with Section 1.02 if the Debt Financing (or, if applicable, Alternative Financing) has not been funded (or will not be funded at the Closing even if the Cash Equity Financing is funded at the Closing).

(c)            Each Party waives (i) any defenses in any action for an injunction or other appropriate form of specific performance or equitable relief, including the defense that a remedy at law would be adequate and (ii) any requirement under any Law to post a bond or other security as a prerequisite to obtaining an injunction or other appropriate form of specific performance or equitable relief.

(d)            Notwithstanding anything herein to the contrary, (x) while the Parties may pursue both a grant of specific performance and the payment of the amounts set forth in Section 8.06, neither Parent, MidCo or Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the Party making such payment and, if such Party is Parent, any other member of the Parent Group or, if such Party is the Company, any other member of the Company Group.

(e)            This Section 9.08 shall not be deemed to alter, amend, supplement or otherwise modify the terms of any Financing Documents (including the expiration or termination provisions thereof).

Section 9.09.      Governing Law; Dispute Resolution. (a) This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of New York, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the Parties hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of each of Merger Sub and the Company in the Surviving Company, the cancellation of Shares (including Shares represented by ADSs), the rights provided for in Section 238 of the CICA with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

(b)            Subject to Section 9.08, Section 9.09(a) and the last sentence of this Section 9.09(b), any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.09. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing Parties. Any Party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(c)            EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER AND OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.09(c).

Section 9.10.      Amendment. This Agreement may be amended by the Parties at any time prior to the Effective Time by action taken (a) with respect to Parent, MidCo or Merger Sub, by or on behalf of their respective board of directors, and (b) with respect to the Company, by the Company Board (upon recommendation of the Special Committee); provided, however, that, after the approval of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made that would reduce the amount or change the type of consideration into which each Share (including Shares represented by ADSs) shall be converted upon consummation of the Merger. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

Section 9.11.      Waiver. At any time prior to the Effective Time, any Party may by action taken (a) with respect to Parent, MidCo or Merger Sub, by or on behalf of their respective board of directors and (b) with respect to the Company, by action taken by or on behalf of the Company Board (upon recommendation of the Special Committee), (i) extend the time for the performance of any obligation or other act of another Party, (ii) waive any inaccuracy in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement of the other Party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.12.      Counterparts. This Agreement may be executed and delivered (including by e-mail of PDF or scanned versions or facsimile transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, MidCo, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

MOBILE CHARGING GROUP HOLDINGS LIMITED

By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

MOBILE CHARGING INVESTMENT LIMITED

By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

MOBILE CHARGING MERGER LIMITED

By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, MidCo, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective directors or officers thereunto duly authorized.

SMART SHARE GLOBAL LIMITED

By:	/s/ Conor Chia-hung YANG
	Name:	Conor Chia-hung YANG
	Title:	Director and Chairman of the Special Committee

[Signature Page to Agreement and Plan of Merger]

SCHEDULE 9.03

Rollover Shareholders and Rollover Shares

Rollover Shareholder	Sole Shareholder of Rollover Shareholder	Rollover Shares
Smart Share Holdings Limited	Mars Guangyuan Cai	4,280,073 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs); 39,270,000 Class B Ordinary Shares

Super June Limited	Peifeng Xu	3,000,000 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs); 27,397,000 Class B Ordinary Shares

Victor Family Limited	Victor Yaoyu Zhang	800,000 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs); 7,306,970 Class B Ordinary Shares

Jade Dew Capital Limited	Maria Yi Xin	3,386,387 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs)

Schedule 9.03

EXHIBIT A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [●], 2025.

BETWEEN

(1)            Mobile Charging Merger Limited, an exempted company incorporated under the laws of the Cayman Islands on July 30, 2025, with its registered office situated at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands (“Merger Sub”); and

(2)            Smart Share Global Limited, an exempted company incorporated under the laws of the Cayman Islands on May 17, 2017, with its registered office situated at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “Company” or the “Surviving Company” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)            Merger Sub and the Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of August 1, 2025 by and among Mobile Charging Group Holdings Limited, Mobile Charging Investment Limited, Merger Sub and the Company, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”), pursuant to which Merger Sub will merge with and into the Company and cease to exist, and the Surviving Company will continue as the surviving company in the Merger.

(b)            This Plan of Merger is made in accordance with section 233 of the Companies Act.

(c)            Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

WITNESSETH

CONSTITUENT COMPANIES

1.              The constituent companies (as defined in the Companies Act) to the Merger are Merger Sub and the Company.

NAME OF THE SURVIVING COMPANY

2.              The surviving company (as defined in the Companies Act) is the Surviving Company and its name shall be “Smart Share Global Limited”.

Exhibit A

REGISTERED OFFICE

3.              The registered office of the Company at the date of this Plan of Merger is at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. The registered office of Merger Sub at the date of this Plan of Merger is at the offices of Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. Following the effectiveness of the Merger, the Surviving Company shall have its registered office at [●].

AUTHORISED AND ISSUED SHARE CAPITAL

4.              Immediately prior to the Effective Date (as defined below) the authorized share capital of Merger Sub was US$50,000 divided into 50,000 shares of US$1.00 par value per share, of which 1,000 shares have been issued.

5.              Immediately prior to the Effective Date the authorized share capital of the Company was US$120,000 divided into 1,200,000,000 Shares of a par value of US$0.0001 each, comprising of (i) 840,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 240,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 120,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Company Board may determine in accordance with Article 9 of the articles of association of the Company.

6.              On the Effective Date, the authorized share capital of the Surviving Company shall be US$[●] divided into [●] ordinary shares of US$0.0001 par value per share.

7.              On the Effective Date, and in accordance with the terms and conditions of the Agreement:

(a)            Each Class A Ordinary Share and each Class B Ordinary Share issued and outstanding immediately prior to the Effective Date (other than Excluded Shares, Dissenting Shares and Shares represented by ADSs) shall be cancelled and cease to exist in exchange for the right to receive the Per Share Merger Consideration, being US$0.625 per Share.

(b)            Each ADS issued and outstanding immediately prior to the Effective Date (other than ADSs representing Excluded Shares) shall be cancelled and cease to exist in exchange for the right to receive the Per ADS Merger Consideration, being US$1.25 per ADS.

(c)            Each Excluded Share and ADS representing an Excluded Share issued and outstanding immediately prior to the Effective Date shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

(d)            Each Dissenting Share issued and outstanding immediately prior to the Effective Date shall be cancelled and cease to exist in accordance with Section 2.03 of the Agreement and thereafter represent only the right to receive the applicable payments set forth in Section 2.03 of the Agreement.

Exhibit A

(e)            Each share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Date shall be converted into and become one (1) validly issued, fully paid and non-assessable Surviving Company Share, and the Surviving Company Shares shall constitute the only issued and outstanding share capital of the Surviving Company on the Effective Date, which shall be reflected in the register of members of the Surviving Company.

8.              On the Effective Date, the rights and restrictions attaching to the ordinary shares of the Surviving Company are set out in the Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger.

EFFECTIVE DATE

9.              The Merger shall take effect on [●] (the “Effective Date”).

PROPERTY

10.            On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

11.            The memorandum of association and articles of association of the Company shall be amended and restated by their deletion in their entirety and substitution in their place of the Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association of the Surviving Company in the form attached as Appendix II to this Plan of Merger on the Effective Date.

DIRECTORS BENEFITS

12.            There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING COMPANY

13.            The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS

[●]	[●]

Exhibit A

SECURED CREDITORS

14.            (a)      Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger

(b)            The Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

RIGHT OF TERMINATION

15.            This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Date.

AMENDMENTS

16.            At any time prior to the Effective Date, this Plan of Merger may be amended by the board of directors of both the Surviving Company and Merger Sub in accordance with section 235(1) of the Companies Act, including to effect any changes to this Plan of Merger which the directors of both the Surviving Company and Merger Sub deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or Merger Sub, as determined by the directors of both the Surviving Company and Merger Sub, respectively.

APPROVAL AND AUTHORIZATION

17.            This Plan of Merger has been approved by the board of directors of each of Merger Sub and the Company pursuant to section 233(3) of the Companies Act.

18.            This Plan of Merger has been authorized by the shareholders of each of Merger Sub and the Company pursuant to section 233(6) of the Companies Act.

COUNTERPARTS

19.            This Plan of Merger may be executed and delivered (including by email of PDF or scanned versions or by facsimile transmission) in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

20.            This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

Exhibit A

For and on behalf of Mobile Charging Merger Limited:

[Name] Director

For and on behalf of Smart Share Global Limited:

[Name] Director

Exhibit A

APPENDIX I

(the Agreement)

Exhibit A

APPENDIX II

(Amended and Restated Memorandum of Association and the Amended and Restated Articles of Association of the Surviving Company)

Exhibit A